As filed with the Securities and Exchange Commission on May 10, 2007
Registration No. 333-135250

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________
FORM S-1/A
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 1

WONDER AUTO TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	3714	88-0495105
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

No. 56 Lingxi Street
Taihe District
Jinzhou City, Liaoning
People’s Republic of China, 121013
(86) 0416-2661186
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
 ____________________________
Qingjie Zhao No. 56 Lingxi Street Taihe District, Jinzhou City, Liaoning People’s Republic of China, 121013 (86) 0416-2661186	Louis A. Bevilacqua, Esq. Thomas M. Shoesmith, Esq. Joseph R. Tiano, Jr., Esq. Thelen Reid Brown Raysman & Steiner LLP 701 8th Street, N.W. Washington, D.C. 20001 (202) 508-4000
(Names, addresses and telephone numbers of agents for service)
____________________________

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ྑ

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ྑ

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ྑ

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

PROSPECTUS

Subject to completion, dated May 10, 2007

WONDER AUTO TECHNOLOGY, INC.

6,795,031 Shares of Common Stock

This prospectus relates to 6,795,031 shares of common stock of Wonder Auto Technology, Inc. that may be sold from time to time by the selling stockholders named in this prospectus. We will not receive any proceeds from the sales of any shares of common stock by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “WATG.OB”. The closing bid price for our common stock on May 9, 2007 was $7.40 per share, as reported on the OTC Bulletin Board.

The selling stockholders, and any participating broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is             , 2007.

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in, or incorporated by reference into, this prospectus.

Except as otherwise indicated by the context, references in this prospectus to “WATG,” “we,” “us,” or “our” are references to the combined business of Wonder Auto Technology, Inc. and its direct and indirect subsidiaries. The terms “WATG,” “we,” “us,” or “our” in each case do not include the selling stockholders. References to “Wonder Auto” are to Wonder Auto Limited and its subsidiaries. References to “Jinzhou Halla” are to Jinzhou Halla Electrical Equipment Co., Ltd., a corporation organized under the laws of the People’s Republic of China. References to “China” and “PRC” are to “People’s Republic of China.” References to “BVI” are to “British Virgin Islands.” References to “RMB” are to Renminbi, the legal currency of China, and all references to “$” are to the legal currency of the United States.  Unless otherwise specified, any references to the number of shares of our common stock have been adjusted for the 1 for 2.448719 forward stock split effected on July 26, 2006.

The Company

Overview

Wonder Auto Technology, Inc. is a holding company whose primary business operations are conducted through our subsidiary, Wonder Auto Limited, and its subsidiary Jinzhou Halla. Wonder Auto is a China-based manufacturer of automotive electrical parts, specifically, starters and alternators. Wonder Auto’s business is focused on designing, developing, manufacturing and selling automotive electrical parts. Until our acquisition of Wonder Auto in June 2006, our operations were limited and our business strategy and ownership changed several times as a result of several acquisitions of our stock that are discussed in the section below entitled “Our Background and History.”

In this prospectus, we rely on and refer to information and statistics regarding the automotive part industry that we have obtained from, among other sources:

•	The 2006 Economic Analysis of the Automotive and Electrical Component Industry, a source of information for the automotive and Electrical component industry;
•	China Association of Social Economic System, a non-profit organization;
•	CCID Consulting, a professional research and consulting company; and
•	Nomura Research Institution, a corporation whose principal activity is the development of information systems and consulting services.

This information is publicly available for free and is not prepared for us. Although we believe that this information is generally reliable, we cannot guarantee, nor have we independently verified, the accuracy and completeness of this information.

Our Background and History
We were incorporated on June 8, 2000 in the State of Nevada under the name “MGCC Investment Strategies Inc.” On August 25, 2006, we amended our Articles of Incorporation and changed our name into Wonder Auto Technology, Inc. From inception until MyTop International Inc. or MyTop’s acquisition of 96% of the ownership of WATG on March 16, 2004, WATG’s primary business strategy was to provide corporate finance consulting and management advisory services to emerging companies, but it never had any meaningful business operations during this period. After the stock acquisition, MyTop intended to engage in business of developing hi-tech product manufacturing and services through acquisitions of interests in one or more entities currently operating in these fields. MyTop had informal discussions with potential acquisition targets in China, but no agreements were reached.

On August 1, 2005, MyTop changed its name to Hisonic International, Inc or Hisonic. On December 19, 2005, Halter Financial Investments, L.P. or HFI acquired 86.4% ownership of WATG from Hisonic. From the date of HFI’s stock acquisition until the reverse acquisition of Wonder Auto on June 22, 2006, WATG engaged in no active operations.

WATG effected a 20-for-1 reverse stock split in February 2006 and a 2.448719-for-1 forward stock split in July 2006.

Acquisition of Wonder Auto

On June 22, 2006, we completed a reverse acquisition transaction with Wonder Auto Limited whereby we issued to the stockholders of Wonder Auto Limited 21,127,194 shares of our common stock, in exchange for all of the issued and outstanding capital stock of Wonder Auto Limited. Wonder Auto Limited thereby became our wholly owned subsidiary and the former stockholders of Wonder Auto Limited became our controlling stockholders. In addition, our executive officers and director were replaced by the Wonder Auto executive officers and director upon the closing of the reverse acquisition as indicated in more detail below.

Wonder Auto Limited was incorporated in the British Virgin Islands in March 2004 and now has four subsidiaries: Man Do Auto Technology Co. Ltd., Halla, Jinzhou Wanyou Mechanical Parts Co., Ltd., or “Jinzhou Wanyou,” and Jinzhou Dong Woo Precision Co., Ltd., or “Jinzhou Dong Woo.” Its wholly owned subsidiary Man Do Auto Technology Co. Ltd. was incorporated under the laws of the BVI in 2003. Neither Wonder Auto Limited nor Man Do Auto Technology Co. Ltd. has any active business operations other than their ownership of Halla, which is the operating company that primarily manufactures our products. Halla was incorporated in China in March 1996 with a registered capital of $12 million. Over the years, Halla went through several ownership changes and is now 61% owned by Wonder Auto Limited and 39% owned by Man Do Auto Technology Co. Ltd. Wonder acquired 50% interest in Jinzhou Dong Woo in 2006, which was incorporated under the laws of PRC and is a supplier to Halla. In 2007, through several transactions as discussed in more details below, we acquired 100% ownership of Jinzhou Wanyou. Jinzhou Wangyou was incorporated in China in 2006 and is principally engaged in the manufacture of piston rods, vibration-dampers and rotary axes for motor vehicles.

For accounting purposes, the share exchange transaction is treated as a reverse acquisition with Wonder Auto as the acquirer and WATG as the acquired party. When we refer in this prospectus to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Wonder Auto on a consolidated basis unless the context suggests otherwise.

Our Business

Wonder Auto is a China-based company engaged in the business of designing, developing, manufacturing and selling automotive electrical parts, specifically, starters and alternators. In 2006, Wonder Auto ranked second in sales revenue and sales volume in the PRC in the market for automobile alternators and starters according to the 2006 Economic Analysis of the Automotive and Electrical Component Industry issued by the Automotive Electrical Component Commission of the China Automotive Society.

Our products are suitable for use in various types of automobiles. Most of our products are used in the sedan categories, especially cars with smaller engines with displacement below 1.6L. Our customers include automakers, such as Beijing Hyundai, Dongfeng Yueda Kia Motors, Beijing Daimler Chrysler, SAIC GM WuLing, FAW Auto Group, Chery, Geely and Tianjin FAW XiaLi Automobile Co., as well as automotive engine suppliers such as Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co.

The Offering

Common stock offered by selling stockholders	6,795,031 shares. This number represents 28.36% of our current outstanding stock (1)
Common stock outstanding before the offering	23,959,994 shares.
Common stock outstanding after the offering	23,959,994 shares.
Proceeds to us	We will not receive proceeds from the resale of shares by the Selling Stockholders.

(1)	Based on 23,959,994 shares of common stock outstanding as of May 9, 2007.

Risk Factors

You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus before investing in our common stock.

Summary Consolidated Financial Information

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

(In thousands, except per share data)

	Year Ended December 31,
	2004	2005	2006

Revenues	$42,266	$48,063	$72,150

Operating expenses	35,478	40,090	58,290

Operating income	6,788	7,973	9,964

Income taxes	(718)	(897)	(1,270)

Net income	5,588	6,401	8,224

Earnings per share - basic and diluted *	0.32	0.37	0.40

BALANCE SHEET DATA:

Working capital	5,344	10,185	18,933

Current assets	24,606	38,467	56,127

Total assets	36,975	52,090	78,000

Current liabilities	19,262	28,282	37,194

Total liabilities	19,262	33,236	37,194

Stockholders’ equity	17,713	18,854	38,227

*
The per share data reflects the recapitalization of stockholders’ equity as if the reverse merger transaction occurred as of the beginning of the first period presented and has been adjusted for the 2.448719-for-1 forward stock split effected on July 26, 2006.

Our Addresses

The address of WATG’s principal executive office in China is No. 56 Lingxi Street, Taihe District, Jinzhou City, Liaoning, People’s Republic of China, 121013 and our telephone number is (86) 0416-2661186, our fax number is (86) 0416-5180163. We maintain a website at www.watg.cn that contains information about our Company, but that information is not part of this registration statement.

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results will suffer, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

A large percentage of our revenues are derived from sales to a limited number of customers and our business will suffer if sales to these customers decline.

A significant portion of our revenues historically have been derived from a limited number of customers. Four customers -- Beijing Hyundai, Shenyang AeroSpace Mitsubishi, Dongfeng YueDa Kia Motors Co., Ltd. and Harbin Dongan -- accounted for approximately 52% of our sales in 2006. Any significant reduction in demand for vehicles manufactured by any of these major customers and any decrease in their demand for our products could harm our sales and business operations. The loss of one or more of these customers could damage our business, financial condition and results of operations.

Our revenues will decrease if there is less demand for vehicles in which our products are installed.

We sell our products primarily to manufacturers of sedans and passenger vehicles. If sales of sedans and passenger vehicles decrease, demand for our products and our revenues will decrease accordingly.

If the pricing and terms on which we purchase raw materials and component parts from our suppliers unfavorably change, we may become unable to produce and market our products on favorable terms.

We purchase the raw materials and component parts which we use to manufacture our products from over 40 suppliers located primarily in Asia. The raw materials that we use are mainly divided into four categories: metal parts, semiconductors, chemicals and packaging materials. Our primary vendors and suppliers include YingKou Die-Casting Co., Ltd., Jinzhou Dong Woo, S.W.T., JinZhou ChangZe Machinery Plant, JinZhou HanHua Electrical Equipment Co., Ltd. and TianJin Showa Enamelled Wire Co. Ltd. If these or any other important suppliers are unable or unwilling to provide us with such raw materials and/or component parts on terms favorable to us, we may be unable to produce certain products, which could have a material adverse effect on our sales and revenue. If the prices of raw materials needed for our products increase, and we cannot pass these price increases on to our customers, our profit margins and operating results will suffer.

If our customers and/or the ultimate consumers of the vehicles, which use our products successfully, assert product liability claims against us due to defects in our products, our operating results may suffer and our reputation may be harmed.

Our products are used primarily on sedans and passenger vehicles. Significant property damage, personal injuries and even death can result from malfunctioning vehicles. If our products are not properly designed, built or installed and/or if people are injured because of our products, we could be subject to claims for damages based on theories of product liability and other legal theories. The costs and resources to defend such claims could be substantial and, if such claims are successful, we could be responsible for paying some or all of the damages. We do not have product liability insurance. The publicity surrounding these sorts of claims is also likely damage our reputation, regardless of whether such claims are successful. Any of these consequences resulting from defects in our products would hurt our operating results and stockholder value.

If our credit provider were to default on the credit facility agreement, our liquidity and business operation could be negatively affected.

We rely partially on credit facilities provided by various banks to provide the necessary liquidity to maintain our business operations. If the banks were to default on any of the credit facility agreements, it could have a negative impact on our liquidity, which in turn may damage our business operations and financial results.

We face strong competition from both Chinese and international competitors in the auto parts manufacturing industry.

We compete worldwide with a number of other global and PRC-based manufacturers and distributors that produce and sell products similar to ours. Price, quality, and technological innovation are the primary elements of competition. Our main competitors are located in China, including Shanghai Valeo Automotive Electrical Systems Co. Ltd, and Hubei Shendian Auto Motor Co. Ltd. (a joint venture of Hubei Shendian and RAMY (U.S.). After China lifted its protections to infant industries, we have seen an increasing competition from multinational auto parts manufacturers and expect this trend to continue. Currently, our primary international competitors include VALEO (France), BOSCH (German), RAMY (U.S.), Mitsubishi Motor (Japan) and Denso (Japan). We are not as large as a number of our competitors and do not have the brand recognition or substantial financial or other resources of some of our competitors.

Our business may adversely change due to the cyclical nature of the vehicular markets we serve.

Our financial performance depends, in large part, on the varying conditions in the automotive markets that we serve. The volume of automotive production in Asia, North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in demand for our products. These fluctuations in demand in the automotive industry often are in response to overall economic conditions, but also are a reaction to certain external factors, such as changes in interest rate levels, vehicle manufacturer incentive programs, changes in fuel costs, consumer spending and confidence and environmental issues. If the automotive market experiences a downturn due to poor overall economic conditions or adverse changes in the external influences upon our business, our results of operations and business will suffer.

Our products are subject to recall for performance related issues.

Like many other participants in the automotive industry, we are at risk for product recall costs. As of December 31, 2006, our products have not been the subject of an open recall. Product recall costs are costs incurred when, either voluntarily or involuntarily, a product is recalled through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Costs typically include the cost of the product, part or component being replaced, customer cost of the recall and labor to remove and replace the defective part or component. When a recall decision is made, we estimate the cost of the recall and record a charge to earnings in that period. In making this estimate, judgment is required as to the quantity or volume to be recalled, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us and the customer and, in some cases, the extent to which the supplier of the part or component will share in the recall cost. As a result, these estimates are subject to change. Excessive recall costs or our failure to adequately estimate these costs may negatively affect our operating results.

Our results of operation could be adversely affected by high price of gasoline.

The demand for our products depends, in large part, on the demand from the automobile markets we serve and on other economic metrics, such as gasoline prices, which influence industry demand. A prolonged increase in the market price of gasoline and other fuel products may result in less disposable income of consumers and lower spending by consumers on automobiles and automobile parts. This could result in a decreased demand for our products, which could negatively affect our results of operations. On the other hand, an increase in the price for gasoline could also lead to an increased demand for small engine automobiles, the main automobile sector we serve, and therefore, benefit us. During 2006 gasoline prices reached unprecedently high levels in the United States but have stabilized somewhat towards the end of 2006. It is difficult to predict the precise long term economic effects of high gasoline prices on the economy, the automobile industry generally or our results of operations.

We might fail to adequately protect our intellectual property and third parties may claim that our products infringe upon their intellectual property.

As part of our business strategy, we intend to accelerate our investment in new products and process technologies in an effort to strengthen and differentiate our product portfolio. As a result, we believe that the protection of our intellectual property will become increasingly important to our business. Currently, Wonder Auto holds 5 patents and has 32 pending patent applications. We will continue to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection might be inadequate. For example, our pending or future patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies infringe their proprietary rights. In either case, litigation could result in substantial costs and diversion of our resources, and whether or not we are ultimately successful, the litigation could hurt our business and financial condition.

Expansion of our business may strain our management and operational infrastructure and impede our ability to meet any increased demand for our automotive electrical component products.

Our business plan is to significantly grow our operations by meeting the anticipated growth in demand for existing products, and by introducing new product offerings. Our planned growth includes the construction of new production lines to be put into operation over the next twelve months. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. Our business growth also presents numerous risks and challenges, including:

•	our ability to successfully and rapidly expand sales to potential customers in response to potentially increasing demand;
•	the costs associated with such growth, which are difficult to quantify, but could be significant; and
•	rapid technological change.

To accommodate this growth and compete effectively, we may need to obtain additional funding to improve information systems, procedures and controls and expand, train, motivate and manage existing and additional employees. Funding may not be available in a sufficient amount or on favorable terms, if at all. If we are not able to manage these activities and implement these strategies successfully to expand to meet any increased demand, our operating results could suffer.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Qingjie Zhao, our sole director, Chief Executive Officer, President and Secretary, Yuncong Ma, our Chief Operating Officer, Seuk Jun Kim, our Vice President of Research and Development, Meirong Yuan, our Chief Financial Officer, Yuguo Zhao, our Vice President of Sales and Yongdong Liu, our Vice President of Production. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. If we lose a key employee, if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing the manufacturing, technical, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future.

Mr. Qingjie Zhao’s association with other businesses could impede his ability to devote ample time to our business and could pose conflicts of interest.

Mr. Qingjie Zhao, our CEO, President, Secretary, director and beneficial owner of 54.2% of our common stock, serves as an executive director and is a 17% owner of China Wonder Limited, a company listed on the Alternative Investment Market of the London Stock Exchange (which is principally engaged in the manufacture and sale of specialty packaging machinery to the Chinese pharmaceutical market), and an executive director and 10.96% owner of Jinheng Holdings (which is principally engaged in the manufacture and sale of automotive airbag safety systems in China). As a result, conflicts of interest may arise from time to time. We will attempt to resolve any such conflicts of interest in our favor. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. However, their existing responsibilities to other entities may limit the amount of time they can spend on our affairs. Mr. Zhao devotes approximately 85% of his business time to the affairs of Wonder Auto and approximately 15% of his business time to the affairs of other companies. Mr. Zhao’s decision-making responsibilities for these three companies are similar in the areas of public relations, management of human resources, risk management and strategic planning. Mr. Zhao works about 75 hours per week altogether.

We bear the risk of loss in shipment of our products and have no insurance to cover such loss.

Under the shipping terms of our standard customer contracts, we bear the risk of loss in shipment of our products. We do not insure this risk. While we believe that the shipping companies that we use carry adequate insurance or are sufficiently solvent to cover any loss in shipment, there can be no assurance that we will be adequately reimbursed upon the loss of a significant shipment of our products.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 10-K. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. We were not subject to these requirements for the fiscal year ended December 31, 2006; accordingly, we have not evaluated our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls as required by these requirements of SOX 404. Under current law, we will be subject to these requirements beginning with our annual report for the fiscal year ending December 31, 2007. We can provide no assurance that we will comply with all of the requirements imposed thereby. There can be no assurance that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

Our holding company structure may limit the payment of dividends.

Wonder Auto Technology, Inc. has no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us due to restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

•	Level of government involvement in the economy;
•	Control of foreign exchange;
•	Methods of allocating resources;
•	Balance of payments position;
•	International trade restrictions; and
•	International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance traditions and a lack of flexible currency exchange policy continue to persist. Because of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against our Chinese operations and subsidiaries.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

Only recently has China permitted provincial and local economic autonomy and private economic activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business profitably in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in Renminbi and U.S. Dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations implemented on September 8, 2006.

On September 8, 2006, the PRC Ministry of Commerce, or “MOFCOM,” together with several other government agencies, promulgated a comprehensive set of regulations governing the approval process by which a Chinese company may participate in an acquisition of its assets or its equity interests and by which a Chinese company may obtain public trading of its securities on a securities exchange outside of the PRC. Depending on the structure of the transaction, these regulations will require the Chinese parties to make a series of applications and supplemental applications to the governmental agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Governmental approvals will have expiration dates by which a transaction must be completed and reported to the governmental agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government now can exert more control over the combination of two businesses. Accordingly, due to these new regulations, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The new regulations allow PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and the other government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulations also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulations may impede our ability to negotiate and complete a business combination transaction on financial terms, which satisfy our investors and protect our stockholders’ economic interests and we may not be able to negotiate a business combination transaction on terms favorable to our stockholders.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, the business of the company, and the price of our common stock may be harmed. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi; the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

RISKS RELATED TO THE MARKET FOR OUR STOCK

Our common stock is quoted on the OTC Bulletin Board, which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board. The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or Nasdaq system. The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

The number of shares being registered for sale is significant in relation to our trading volume.

All of the shares registered for sale on behalf of the selling stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. We have filed this registration statement to register these restricted shares for sale into the public market by the selling stockholders. These restricted securities, if sold in the market all at once or at about the same time, could depress the market price during the period the registration statement remains effective and also could affect our ability to raise equity capital. Any outstanding shares not sold by the selling stockholders pursuant to this prospectus will remain as “restricted shares” in the hands of the holders, except for those held by non-affiliates for a period of two years, calculated pursuant to Rule 144.

Certain of our stockholders hold a significant percentage of our outstanding voting securities.

Mr. Qingjie Zhao, our sole director, CEO, President and Secretary, is the beneficial owner of approximately 54.2% of our outstanding voting securities. As a result, he possesses significant influence, giving him the ability, among other things, to elect a majority of our Board of Directors and to authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change- in-control.

Our Articles of Incorporation authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

USE OF PROCEEDS

We will not receive any portion of the proceeds from the sale of common stock by the selling stockholders.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices.

DIVIDEND POLICY

Other than the dividends declared or paid by our subsidiary Wonder Auto before the reverse acquisition transaction and the forward stock split as discussed above, we have never declared dividends or paid cash dividends. Our board of directors will make any future decisions regarding dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the near future.

MARKET FOR OUR COMMON STOCK

Market for Our Common Stock

Our common stock became eligible for quotation on the OTC Bulletin Board on October 4, 2005 and currently trades under the symbol “WATG.OB.” Our CUSIP number is 978166106.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The high and low quotations for the first quarter and the third quarter of fiscal year 2006 have been adjusted for the above mentioned 20-for-1 reverse stock split and to give retroactive effect to the 2.448719-for-1 forward stock split, respectively.

	Closing Bid Prices(1)
	High	Low
Year Ended December 31, 2007
1st Quarter	$7.60	$4.50
2nd Quarter (through May 1, 2007)	7.30	6.71

Year Ended December 31, 2006
1st Quarter	$1.40	$1.20
2nd Quarter	2.65	1.25
3rd Quarter	4.80	3.00
4th Quarter	5.20	3.44

Year Ended December 31, 2005
1st Quarter	N/A	N/A
2nd Quarter	N/A	N/A
3rd Quarter	N/A	N/A
4th Quarter	0.15	0.075

(1)	The above tables set forth the range of high and low closing bid prices per share of our common stock as reported by www.quotemedia.com for the periods indicated.

Reports to Stockholders

We plan to furnish our stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by our independent certified public accountants. Additionally, we may, in our sole discretion, issue unaudited quarterly or other interim reports to our stockholders when we deem appropriate. We intend to maintain compliance with the periodic reporting requirements of the Exchange Act.

We plan to furnish our stockholders with an annual report for the fiscal year ended December 31, 2006, along with the information statement and notice for our 2007 annual meeting to be held on June 8, 2007 on or around May 22, 2007.

Approximate Number of Holders of Our Common Stock

On December 31, 2006, there were approximately 76 stockholders of record of our common stock.

DILUTION

Our net tangible book value as of December 31, 2006 was $1.64 per share of common stock. Net tangible book value is determined by dividing our tangible book value (total assets less intangible assets including know-how, trademarks and patents and less total liabilities) by the number of outstanding shares of our common stock. Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of income and comprehensive income data for the years ended December 31, 2004, 2005 and 2006 and the selected balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the year ended December 31, 2003 is derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data for the year ended December 31, 2002 is derived from our unaudited consolidated financial statements that are not included in this prospectus.

The following selected historical financial information should be read in conjunction with our consolidated financial statements and related notes and the information contained in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Statement of operations data:
Sales Revenues:	$22,781	$39,791	$42,266	$48,063	$72,150
Cost of Sales	(17,288)	(31,193)	(33,074)	(36,787)	(58,290)
Gross profit	5,493	8,598	9,192	11,276	13,860
Expenses:
Administrative expenses	527	593	732	1,011	1,449
Amortization and depreciation	113	112	111	128	176
Other operating expenses	71	27	49	16	142
Provision for doubtful debt	4	23	2		(8)
Selling expenses	1,135	1,523	1,510	2,148	2,137
Total expenses	1,850	2,278	2,404	3,303	3,896
Income from continuing operations before taxes	3,334	5,883	6,306	7,298	9,596
Income taxes	33	(665)	(718)	(897)	(1,270)
Net income	3,367	5,218	5,588	6,401	8,224
Earnings per share - basic and diluted*	$0.2	$0.3	$0.32	$0.37	$0.40

Weighted average number of shares outstanding - basic and diluted*	17,227	17,227	17,227	17,227	20,787
Cash dividend declared per common share	N/A	N/A	N/A	28.4	N/A
Cash flows data:
Net cash flows provided by operating activities	$908	$(2,481)	$7,240	$11,439	$1,339
Net cash flows used in investing activities	(631)	(1,300)	(3,472)	(5,063)	(7,139)
Net cash flows used in financing activities	304	4,947	(4,161)	(3,988)	9,226

	December 31,
	2002	2003	2004	2005	2006
Balance sheet data:
Cash and cash equivalents	$1,056	$2,223	$1,830	$4,369	$8,204
Working capital
	4,367	6,297	5,344	10,185	18,933
Total assets	28,591	37,643	36,975	52,090	78,000
Total current liabilities	14,154	20,824	19,262	28,282	37,194
Long term liability	—		—	4,955	—
Total liabilities	14,154	20,824	19,262	33,237	37,194
Total stockholders' equity	14,437	16,819	17,713	18,853	38,227

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

Wonder Auto Technology, Inc. is a holding company whose primary business operations are conducted through our subsidiary, Wonder Auto Limited and its subsidiary Jinzhou Halla. Through Jinzhou Halla, Wonder Auto is a China-based manufacturer of automotive electrical parts, specifically, starters and alternators. Wonder Auto’s business is focused on designing, developing, manufacturing and selling these automotive electrical parts. Until our acquisition of Wonder Auto on June 22, 2006, our business strategy and ownership changed over the years as a result of several acquisitions of our stock that are discussed in the section below entitled “Our Background and History.”

Our Background and History

We were incorporated on June 8, 2000 in the State of Nevada under the name “MGCC Investment Strategies Inc.” On August 25, 2006, we amended our Articles of Incorporation and changed our name into Wonder Auto Technology, Inc. From inception until March 16, 2004, WATG’s primary business strategy was to provide corporate finance consulting and management advisory services to emerging companies. In particular, its plan was to focus its business in the areas of corporate finance consulting services, business consulting services, broker-client relation services and public relations services. WATG had no business operations during this period.

On March 16, 2004, MyTop purchased 1,025,000 shares of the common stock of WATG and became the owner of approximately 96% of the issued and outstanding capital stock of WATG.

After the stock acquisition, MyTop intended for WATG to engage in business of developing hi-tech product manufacturing and services through the acquisition of other companies. MyTop entered into informal discussions with potential acquisition targets in China, but no agreements were reached.

On August 1, 2005, MyTop changed its name to Hisonic, and on December 19, 2005, Hisonic, as the principal stockholder of WATG, entered into a stock purchase agreement with HFI, pursuant to which Hisonic sold 1,000,000 shares of the common stock of WATG to HFI for $300,000. As a result, HFI became the owner of approximately 86.4% of the issued and outstanding common stock of WATG.

In connection with the sale of common stock to HFI, Timothy P. Halter was elected as WATG’s Chairman of the Board, President, Chief Financial Officer and Secretary and WATG effected a 20-for-1 reverse stock split in February 2006.

Until the reverse acquisition of Wonder Auto on June 22, 2006, WATG engaged in no active operations. In connection with the reverse acquisition transaction, Wonder Auto became the wholly owned subsidiary of WATG and is the holding company for all current commercial operations, which are conducted through a variety of subsidiary companies whose business operations originally commenced business in May 1996.

Background and History of Wonder Auto and its Operating Subsidiaries

Wonder Auto Limited was incorporated in British Virgin Islands in March 2004. Its wholly owned subsidiary Man Do Auto Technology Co. Ltd. was incorporated under the law of British Virgin Islands in 2003. Neither Wonder Auto Limited nor Man Do Auto Technology Co. Ltd. has any active business operations other than their ownership of Jinzhou Halla, which is the operating company that primarily manufactures our products. Jinzhou Halla was incorporated in March 1996 with a registered capital of $12 million. Over the years, Jinzhou Halla went through several ownership changes and is now 61% owned by Wonder Auto Limited and 39% owned by Man Do Auto Technology Co. Ltd.

Acquisition of Wonder Auto and Related Financing

On June 22, 2006, Wonder Auto Limited completed a private placement pursuant to which Wonder Auto Limited issued to certain accredited investors 45.277236 shares of its common stock for $12,000,000, such shares were subsequently exchanged for 3,899,996 shares of the common stock of WATG in connection with the reverse acquisition transaction as discussed below.

In addition, on June 22, 2006, Empower Century Limited transferred 30.184824 shares of the common stock of Wonder Auto Limited to certain accredited investors in exchange for $8,000,000. Such shares were subsequently exchanged for 2,599,998 shares of the common stock of WATG in connection with the reverse acquisition transaction as discussed below.

On June 22, 2006, we also completed a reverse acquisition transaction with Wonder Auto Limited whereby we issued to the stockholders of Wonder Auto Limited 21,127,194 shares of our common stock in exchange for all of the issued and outstanding capital stock of Wonder Auto Limited. Wonder Auto Limited thereby became our wholly owned subsidiary and the former stockholders of Wonder Auto Limited became our controlling stockholders.

Upon the closing of the reverse acquisition, Timothy Halter submitted his resignation letter pursuant to which he resigned from all offices of WATG that he held and from his position as our director that became effective in July 2006. Qingjie Zhao was appointed to the board of the directors at the effective time of the resignation of Timothy Halter. In addition, our executive officers were replaced by the Wonder Auto executive officers upon the closing of the reverse acquisition as indicated in more detail below.

For accounting purposes, the share exchange transaction was treated as a reverse acquisition with Wonder Auto as the acquirer and WATG as the acquired party. When we refer in this Report to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Wonder Auto on a consolidated basis unless the context suggests otherwise.

Subsequent Transactions

On August 23, 2006, Wonder Auto entered into a share purchase agreement with Winning to purchase Winning’s 50% interest in JinZhou Dong Woo, one of our primary suppliers for $4.85 million to be paid in two installments subject to adjustment based on Jinzhou Dong Woo’s financial performance. We paid $2.43 in 2006, $400,000 on February 13, 2007 and are in the process of arranging for the payment of the remaining balance. Under this agreement, Wonder Auto may designate three out of five members of the board of directors of Jinzhou Dong Woo.

On September 21, 2006, Jinzhou Halla together with two independent parties established Jinzhou Wanyou in the PRC. Jinzhou Halla contributed $0.5 million to Wanyou’s registered capital, representing a 20.41% equity interest in Wanyou. Wanyou is principally engaged in the manufacture of piston rods, vibration-dampers and rotary axes for motor vehicles.

Recent Development

On April 2, 2007, our subsidiaries Wonder Auto Limited and Jinzhou Halla acquired the remaining 79.59% ownership interest in Wanyou in two separate and separately negotiated equity purchase transactions. In the first transaction, Wonder Auto Limited acquired a 40.816% equity ownership interest in Wanyou from Hong Kong Friend Branches Limited, a Hong Kong corporation, for a total cash consideration of up to $8.42 million pursuant to a Share Purchase Agreement dated April 2, 2007. Under the Share Purchase Agreement, the total cash consideration is scheduled to be paid by the Company in three installments as follows. The first installment payment of $2.8 million will be made within three months after the execution of the Share Purchase Agreement. The second cash installment payment of $1.41 million will be paid before December 31, 2007. The final cash installment payment of $4.21 million will be paid if Wanyou achieves minimum net income of RMB 23 million (approximately $2.95 million) for the period from April 2, 2007 to April 1, 2008. If Wanyou fails to achieve the minimum net income threshold, the remaining $4.21 million payment will be proportionately reduced. Under the Share Purchase Agreement, no premium is payable by the Company if Wanyou exceeds the net income target threshold.

In the second transaction, Jinzhou Halla acquired a 38.776% equity ownership in Wanyou from Jinzhou Wonder Auto Suspension System Co., Ltd. for a total cash consideration of up to $8.0 million pursuant to a Share Purchase Agreement dated April 2, 2007. Under the agreement with Jinzhou Wonder Auto Suspension System Co., Ltd., the total consideration will be paid in three installments. The first payment of $3.0 million is due within three months after the execution of the Share Purchase Agreement. The second $3.0 million cash installment will be paid if Wanyou achieves minimum net income of RMB 23 million (approximately $2.95 million) for the period from April 2, 2007 to April 1, 2008. The remaining $2 million cash payment will be paid if Wanyou attains minimum net income of RMB 29 million (approximately $3.72 million) for the period from April 2, 2008 to April 1, 2009. In the case that Wanyou fails to achieve these net income thresholds, the corresponding payments will be proportionately reduced. Under the Share Purchase Agreement, no premium is payable by the Company if Wanyou exceeds the net income target threshold.

As a result of the equity acquisitions, through its subsidiaries, the Company now has 100% indirect ownership of Wanyou. Please see our current report on Form 8-K filed on April 4, 2007 for more details about the acquisitions.

Industry Wide Factors that are Relevant to Our Business

Management believes that the Chinese auto parts industry is expanding. According to the China Council for the Promotion of International Trade, individual vehicle ownership more than doubled to 13.65 million units in 2004 from 6.25 million units in 2000. According to the China Automotive Industry Yearbook (1955-2005), the Chinese automobile market maintained an average growth rate of 10% to 15% over the past 15 years. In 2006, according to China Auto Mobile Information Net, the total automobile production in China reached 7.28 million units, representing a 27.32% increase over 2005. China is now the second largest auto market in the world, with sales volume for 2006 reaching 7.22 million units. Of the 5.23 million passenger cars manufactured in 2006, 5.17 million were sold, representing 32.76% and 30.02% increase over 2005, respectively. It is expected that production of autos in China will exceed

8.50 million units in 2007. (Source: Beijing Daily). Among the 7.22 million vehicles sold, 60% of them were purchased by private owners of which 2.08 million were small cars with engine displacements between 1 to 1.6 liters. It is estimated by market specialists that the number of cars owned by private owners will have reached 22 million by the end of 2006, making China the second largest new car market in the world, especially for privately owned autos. It is estimated that there are about 30 automobiles per 1000 people in China, which lags behind the global average of approximately120 automobiles per 1000 people. Largely based on these statistics, the consensus is that the Chinese automobile market may have considerable potential for growth in the coming years. (Source: Xinhua Net, Yunnan Channel). We believe that the increasing number of automobile sales will also increase the size of the automotive aftermarket. As the automotive aftermarket increases and vehicle owners use older automobiles, the need for replacement parts and maintenance increases. We believe this trend will create an increasing demand for our products.

Another important trend that has an effect on our financial condition is the increasing demand for automobiles that utilize small engines and automobiles that can be sold at a lower cost. Management believes that a variety of factors contribute to this increasing demand. The first factor is fuel prices. If fuel costs remain at or above current levels, consumers may seek automobiles that utilize less fuel to save money and our products are designed for use in these fuel efficient vehicles. In addition, the Chinese government promulgated regulations in April 2006 that further encourage the consumption of small engine vehicles. These regulations provide for an upward adjustment of the tax rate applicable to larger vehicles in order to encourage consumers to purchase smaller engine vehicles. The top tax rate applicable to vehicles with engine displacements larger than 2 liters was raised to as high as 20% from 8%. Since we manufacture auto parts for vehicles that do not fall within the category of vehicles subject to the increased taxes, we anticipate that we will benefit from this regulation because as more smaller engine vehicles are sold and the aftermarket in these vehicles increases, we believe there will be an increased demand for parts and maintenance for these vehicles.

We believe that other regulatory measures by the Chinese government will also contribute to the growth in demand for our products. The Measures for the Administration of Import of Automobile Components and Parts Featuring Complete Vehicles issued by the National Development and Reform Commission of the PRC Ministry of Finance and the Ministry of Commerce is a regulation that encourages automakers to use parts manufactured by local Chinese auto parts manufacturers. Pursuant to this regulation, which became effective on July 1, 2006, the Chinese government charges automakers a tariff of up to 25% if more than 40% of the components and parts of an automobile are imported. We believe that this regulation will have a positive impact on the sales of our products.

We also believe that sales to foreign markets may represent an opportunity for us and we plan to enhance our sales efforts to foreign markets, which accounted for approximately 5% of our total sales in 2006. In 2003, we began to sell a small quantity of products directly to overseas customers. For the year ended December 31, 2006, we sold our products to consumers in South Korea, US and Turkey which resulted in total sales of approximately $3.8 million.

Uncertainties that Affect our Financial Condition

Our primary challenge is our potential inability to produce enough of our products to satisfy the increased demand for our products. In order to increase our capacity, we will be required to make investments that improve the efficiency and capacity of our properties, plant and equipment. The utilization rates of our alternator and starter production lines as of December 31, 2005 and 2006, were approximately 81% and 140%, respectively, assuming two work shifts per day of eight hours and five days per week. In order to meet the projected demand for our products in 2006, we need to build additional manufacturing lines. We have raised a total of $12 million in the private placement that we closed in June 2006, approximately $6 million of which were used and will be used to build additional production lines. We expect that two more production lines will be operational by June 2007 and shall be able to satisfy the projected demands for our products for the foreseeable future.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated, in dollars and key components of our revenue for the period indicated in dollars.

(All amounts are in thousands of U.S. dollars)

	Year ended December 31,
	2006	2005	2004
Revenue
Sales	72,150	$48,063	$42,266
Cost of sales	58,290	36,787	33,074

Gross profit	13,860	11,276	9,192

Expenses
Administrative expenses	1,449	1,011	732
Amortization and depreciation
	176	128	111
Other operating expenses	142	16	49
(Recovery of) / provision for doubtful debts	(8)	—	2
Selling expenses	2,137	2,148	1,510

	3,896	3,303	2,404

Income before the following items and taxes	9,964	7,972	6,788
Interest income	97	29	14
Other income	357	137	148
Professional fee for reverse takeover	159	—	—
Finance costs	1,034	839	643
Equity in net income of unconsolidated affiliates	371	—	—

Income before income taxes	9,596	7,298	6,306
Income taxes	1,270	897	718
Minority interests	102	—	—

Net income	8,224	$6,401	$5,588

	Year Ended December 31,
Components of Revenue In thousands	2006	2005	2004

Total Revenues	$72,150	$48,063	$42,266

Revenues by Product or Product line
alternator	45,216	30,118	28,119
starter	$26,934	$17,945	$14,147

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Sales Revenues. Sales revenues increased $24.09 million, or 50.12% to $72.15 million for the year ended December 31, 2006 from $48.06 million for the same period in 2005. This increase was mainly attributable to the increased market demand for our products in the small and medium engine sedan market in China spurred in part by governmental incentives, our expanded production capacity and increased sales to our existing customers.

Cost of Goods Sold. Our cost of goods sold increased $21.50 million to $58.39 million for the year ended December 31, 2006 from $36.79 million during the same period in 2005. As a percentage of net revenues, the cost of goods sold increased to 80.79% during the year ended December 31, 2006 from 76.54% in the same period of 2005. This increase is attributable to the rise in the cost of raw materials we use in our products. The price of raw materials rose by 8.92% in 2006 which resulted in an increase of 8.24% in the overall cost of goods sold despite our relatively stable labor and manufacturing costs.

Gross Profit. Our gross profit increased $2.58 million to $13.86 million for the year ended December 31, 2006 from $11.28 million for the same period in 2005. Gross profit as a percentage of net revenues was 19.21% for the year ended December 31, 2006, as compared to 23.46% during the same period in 2005. The rise in the cost of raw materials dampened gross profit by offsetting any benefits, which could have otherwise accrued from a decrease in our labor and manufacturing costs and an increase in product price.

Administrative Expenses. Our administrative expenses increased $0.44 million, or 43.31%, to $1.45 million for the year ended December 31, 2006 from $1.01 million for the same period in 2005. The increase was attributable to the increase in expenses incurred in the financing activities in the U.S., as well as audit expenses. As a percentage of net revenues, administrative expenses decreased to 2.01% for the year ended December 31, 2006 from 2.10% for the same period in 2005. This percentage decrease is primarily a function of our net revenues increasing faster than our administrative expenses.

Amortization and depreciation. Our amortization and depreciation expenses increased $0.05 million, or 37.35%, to $0.18 million for the year ended December 31, 2006 from $0.13 million for the same period in 2005. As a percentage of net revenues, expenses associated with amortization and depreciation decreased to 0.24% for the year ended December 31, 2006 from 0.27% for the same period in 2005. This percentage decrease is primarily a function of our net revenues increasing faster than our amortization and depreciation expenses.

Selling expenses. Our selling expenses decreased $10,000 to $2.14 million for the year ended December 31, 2006 from $2.15 million for the same period in 2005. As a percentage of net revenues, our selling expenses decreased to 2.96% for the year ended December 31, 2006 from 4.47% for the same period in 2005. This percentage decrease was primarily attributable to our utilization of more efficient controls that stabilized our selling expenses and improved the quality of our products resulting in less expenses related to repairs and replacements.

Total expenses. Our total expenses increased $0.59 million to $3.89 million for the year ended December 31, 2006 from $3.30 million for the same period in 2005. As a percentage of net revenues, our total expenses decreased to 5.40% for the year ended December 31, 2006 from 6.87% for the same period in 2005. This percentage decrease was primarily attributable to our utilization of more efficient controls that stabilized our selling expenses and improved the quality of our products resulting in less expenses related to repairs and replacements.

Income from operations before taxes. Income from operations before taxes increased $2.30 million, or 31.48%, to $9.60 million during the year ended December 31, 2006 from $7.30 million during the same period in 2005. Income from operations before taxes as a percentage of net revenues decreased to 13.30% during the year ended December 31, 2006 from 15.18% during the same period in 2005.

Provision for income taxes. We are subject to U.S. tax at the rate of 34%. No provision for income taxes in the United States have been made as we had no taxable income for the years ended December 31, 2005 and 2004.

Wonder Auto and Man Do Auto are incorporated in the BVI and, under current laws of the BVI, not subject to income taxes.

Our subsidiary Jinzhou Halla is subject to Chinese enterprises income tax (“EIT”) at a rate of 27% of the assessable profits, consisting of a 24% national tax and a 3% local tax. As approved by the local tax authority in the PRC, Jinzhou Halla was entitled to a two-year exemption from EIT followed by 50% tax exemption for the next three years, commencing from the first cumulative profit-making year in the fiscal financial year of 2001. Accordingly, Jinzhou Halla was subject to a tax rate of 13.5% for 2004, 2005 and 2006. Furthermore, Jinzhou Halla, as a Foreign Investment Enterprise (“FIE”), is engaged in advanced technology industry, Jinzhou Halla was approved to enjoy a further 50% tax exemption for 2007 and 2008.

In addition, as a FIE, Jinzhou Halla was entitled to another two special tax concessions. First, equivalent to 40% of the purchase price of qualifying domestic capital expenditure as defined and approved under the relevant PRC income tax rule can be used to offset against EIT. Second, if there is a 10% increase of the domestic development expenses in the current year over the prior year, amount equivalent to 50% of the current year’s expenses can be used to offset against EIT.

Provision for income taxes increased approximately $0.37 million to $1.27 million during the year ended December 31, 2006 from $0.90 million during the same period in 2005. Our effective tax rate for the year ended December 31, 2006, was 13.5%.

Net income. Net income increased $1.82 million, or 28.47%, to $8.22 million during the year ended December 31, 2006 from $6.40 million during the same period in 2005, because of the factors described above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales Revenues. Sales revenues increased $5.79 million or 13.72% to $48.06 million in 2005 from $42.27 million in 2004. This increase was mainly attributable to the increased market demand for our products due to growth in the small and medium engine sedan market.

Cost of Goods Sold. Our cost of goods sold increased $3.71 million or 11.23% to $36.79 million in 2005 from $33.08 million in 2004. This increase was mainly attributable to the increase of sales volumes. As a percentage of net revenues, our cost of goods sold in 2005 decreased 1.71% from 2004 mainly because the sale of products with higher profit margins constituted a higher percentage of our sales revenue in 2005 as compared with 2004.

Gross Profit. Our gross profit increased $2.08 million or 22.67% to $11.27 million in 2005 from $9.19 million in 2004. Gross profit as a percentage of net revenues increased 1.71% in 2005 as compared with 2004 for the reason stated above.

Administrative Expenses. Our administrative expenses increased approximately $0.28 million, or 38.11%, to $1.01 million in 2005 from approximately $0.73 million in 2004. As a percentage of net revenues, administrative expenses increased 0.37% in 2005 as compared with 2004. This dollar increase was primarily attributable to salary increases resulting from the establishment of three new vice president positions and the increase cost for repairing our facilities.

Amortization and depreciation. Our amortization and depreciation expenses increased $17,000, or 15.32%, to approximately $128,000 in 2005 from approximately $111,000 in 2004. As a percentage of net revenues, expenses associated with amortization and depreciation increased 0.01% in 2005 as compared with 2004.

Other operating expenses. Other operating expenses decreased from $49,000 in 2004 to $16,000 in 2005. This decrease was primarily attributable to more efficient cost controls and management.

Provision for doubtful debts. Our provision for doubtful debts decreased from $2,000 in 2004 to $0 in 2005. This decrease was primarily attributable to the improvements in our accounts receivable management.

Selling expenses. Our selling expenses increased $638,000, or 42.25%, to $2.15 million in 2005 from $1.51 million in 2004. As a percentage of net revenues, our selling expenses in 2005 increased 0.90% as compared with 2004. This dollar increase was primarily attributable to our increased marketing efforts and the increase of the sales volumes. We believe the increase of selling expenses is generally in line with the increase of sales revenue.

Total expenses. Our total expenses increased $899,000, or 37.40%, to $3.30 million in 2005 from $2.40 million in 2004. As a percentage of net revenues, our total expenses increased 1.19% in 2005 as compared with 2004. This dollar increase was primarily attributable to the factors described above.

Income from operations before taxes. Income from operations before taxes increased $0.99 million, or 15.73%, to $7.29 million in 2005 from $6.31 million in 2004. Income from operations before taxes as a percentage of net revenues increased 0.26% in 2005 as compared to 2004. This increase was primarily a result of increase of the sales revenue and gross margin.

Income taxes. We incurred income taxes of $897,000 in 2005. This is an increase of 24.93% from the taxes we incurred in 2004, which amounted to $718,000. We paid more taxes in 2005 mostly as a result of higher income in 2005 compared to 2004.

Net income. Net income increased $813,000, or 14.55%, to $6.40 million in 2005 from $5.59 million in 2004, because of the factors described above.

Allowance for doubtful debts

Our trade receivables totaled $24.70 million as of December 31, 2006, an increase of $6.23 million or 33.73% from $18.47 million in the year ended December 31, 2005. Our allowance of doubtful accounts totaled $32,150 for year ended December 31, 2006, a 17.03% decrease from the $38,745 for the year ended December 31, 2005.

The seemingly disproportionate increase of our trade receivable as compared to the decrease of our allowance of doubtful accounts was mainly due to the increase in our sales revenue and our policy to generally account a trade receivable as a doubtful account only if it remains uncollected for more than one year. Our allowance for doubtful debts accounts for only an insignificant portion of the receivable balance in spite of the increasing trade receivable balance throughout the reporting periods because almost all the outstanding debts were aged less than one year. Many of our customers have long business relationship with us and with good settlement history. In the absence of significant bad debt experience, we consider the existing provisioning policy as adequate.

Liquidity and Capital Resources

As of December 31, 2005 and December 31, 2006, we had cash and cash equivalents (including restricted cash) of $7.97 million and $13.08 million, respectively. The following table provides detailed information about our net cash flow for all financial statements periods presented in this Report.

Cash Flow

	Years Ended December 31,
	2004	2005	2006
Net cash provided by operating activities	$7,239,337	$11,439,101	$1,388,932
Net cash provided by (used in) investing activities	(3,471,586)	(5,062,632)	(7,136,865)
Net cash provided by (used in) financing activities	(4,161,411)	(3,988,466)	9,225,743
Effect of foreign currency translation on cash and cash equivalents	74	150,993	357,132
Net cash Flow	$(393,586)	$2,538,996	$3,834,942

Operating Activities:

Net cash provided by operating activities was $1.39 million for the year ended December 31, 2006 which is a decrease of $10.05 million from the $11.44 million net cash provided by operating activities for the same period in 2005. The decrease is a function of our higher bills receivable and increased expenses related to servicing our higher sales volume in fiscal 2006.

Net cash provided by operating activities during 2005 totaled $11.44 million, which is an increase of $4.20 million from net cash provided for operating activities of $7.24 million during 2004. The increase was mainly due to the increased sales revenue and the more efficient control of the accounts receivables and accounts payables. Our negative cash flow from operating activities in 2004 was funded from cash provided by financing activities during the year.

Investing Activities:

Our main uses of cash for investing activities are payments to the acquisition of property, purchase of stock option rights, plant and equipment and restricted cash pledged as deposit for bills payable issuance.

Net cash used for investing activities in the year ended December 31, 2006 was $7.14 million, which is an increase of $2.08 million from net cash used for investing activities of $5.06 million in the same period of 2005. The increase was due to investments in fixed assets and the acquisition of Jinzhou Dong Woo for $5.82 million and an investment of $0.5 million for a 20% in interest in Wonder Friends, a manufacturer of piston rods, vibration dampers and rotary axes for motor vehicles.

Net cash used for investing activities in the year 2005 was $5.06 million, which is an increase of $1.59 million from net cash used for investing activities of $3.47 million in 2004. The increase for 2005 was primarily the result of the increased amount used for bank deposits pledging the issuance of bills payable.

Financing Activities:

Net cash provided by financing activities in the year ended December 31, 2006 totaled $9.23 million as compared to $3.99 million used in financing activities in the same period of 2005. The increase in net cash is attributable to the receipt of (i) $10.14 million (after payment of offering expenses) through the issuance of stock in a private placement completed in June 2006 and (ii) $880,000 from bank loans which more than offset the payment of $1.72 million by Jinzhou Halla as dividends to its stockholders.

Net cash used for financing activities was $3.99 million in 2005 as compared to $4.16 million used for financing activities in 2004. The $2.29 million decrease in the payment of dividend and the $0.79 decrease in the repayment of a bank loan in 2005 was more than offset by the $3.26 million increase of the proceeds from new bank loans in 2005.

Our debt to equity ratio was 37.48% as of December 31, 2006. We plan to maintain our debt to equity ratio below 60%, increase our long-term loans, decrease our short-term loans and increase the ratio of the borrowing in foreign currency to take advantage of the expected increase of the value of RMB against the U.S. dollar. We believe we currently maintain a good business relationship with many banks.

As of December 31, 2006, the maturities for these bank loans are as follows.

(All amounts, other than percentages, in millions of U.S. dollars)

Banks	Amounts	Beginning	Ending	Duration
Bank of China	$3.84 (RMB 30)	September 20, 2006	September 19, 2007	1year
Bank of China	$2.56 (RMB 20)	August 21, 2006	August 28, 2007	1year
JinZhou Commercial Bank	$ 0.25 (RMB2)	January 5, 2006	January 4, 2007	1year
China Construction Bank	$5.12 (RMB 40)	July 7, 2006	July 6, 2007	1 year
China Construction Bank	$2.56 (RMB 20)	October 18, 2006	October 17, 2007	1 year
Total	$14.33

As shown in the above table, we have $14.33 million in loans maturing in or before November 2007. We plan to either repay this debt as it matures or refinance this debt with other debt.

In June 2006, prior to the consummation of the share exchange with us, Wonder Auto Limited completed a private placement of its common shares to certain accredited investors. As a result of this private placement, Wonder Auto raised $12 million in gross proceeds, which left Wonder Auto Limited with approximately $10 million in net proceeds after the deduction of offering expenses in the amount of approximately $2 million. We plan to use approximately $2 million of the net proceeds on purchasing research and development equipment, approximately $6 million on building new production lines, $0.65 on infrastructure and $1.35 million as our working capital. This financing resulted in an increase of our net cash flow and a decrease of our asset/liability ratio and financial risks.

In 2006, we repaid an aggregate of $7.47 million in bank loans with maturity dates of July 7, 2006 and October 17, 2006, respectively. We obtained two new loans in the aggregate amount of $7.47 million from China Construction Bank on July 7, 2006 and October 18, 2006 with a maturity dates of July 6, 2007 and October 18, 2007, respectively.

We also obtained credit lines from Bank of China in aggregate principal amount of $10.02 million of which $6.26 million has been used by the Company by December 31, 2006. We used $5.01 million to repay loans owed to Jinzhou Commercial Bank.

Our current material capital expenditure requirements are approximately $2 million which will be used in updating and expanding our production lines, research and development equipments and other equipments and facilities in the next 6 months so as to satisfy our production demands in 2007. In addition we expect that we may need approximately $5 million in additional working capital which we plan to raise through a bank loan. We believe that we maintain good relationships with the various banks we deal with and our current available working capital, after receiving the aggregate proceeds of the capital raising activities and bank loans referenced above, should be adequate to sustain our operations at our current levels through at least the next twelve months.

Obligations Under Material Contracts

Below is a table setting forth our contractual obligations as of December 31, 2006:

All amounts in thousands of U.S. dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	$14,327	$14,327	—	—	—
Capital commitment	1,536	1,536	—	—	—
Operating lease obligations	1	1	—	—	—
Purchase obligations			—	—	—
Total	$15,864	$14,328	—	—	—

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

•
Use of estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes, provision for warranty and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

•
Allowance of doubtful accounts. The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance, the Company considers the historical level of credit losses and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting years, the management establishes the general provisioning policy to make allowance equivalent to 100% of gross amount of trade receivables due over 1 year. Additional specific provision is made against trade receivables aged less than 1 year to the extent which they are considered to be doubtful.

Bad debts are written off when identified. The Company extends unsecured credit to customers ranging from three to six months in the normal course of business. The Company does not accrue interest on trade accounts receivable.

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management and no significant additional bad debts have been written off directly to the profit and loss. This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

•
Inventories. Inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements; decrease due to market conditions, product life cycle changes. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses. The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company establishes a general provision to make a 50% provision for inventories aged over 1 year.

Historically, the actual net realizable value is close to the management estimation.

•
Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on straight-line basis over their estimated useful lives. The principal depreciation rates are as follows:

	Annual rate	Residual value

Buildings	3 - 4.5%	10%
Plant and machinery	9%	10%
Motor vehicles	9-18%	10%
Furniture, fixtures and equipment	15%	10%
Tools and equipment	15-18%	0 to 10%
Leasehold improvements	20%	0

Construction in progress mainly represents expenditures in respect of the Company’s new offices and factories under construction. All direct costs relating to the acquisition or construction of the Company’s new office and factories are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

•	Revenue Recognition. Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are put into use by its customers, the sales price is fixed or determinable and collection is reasonably assured.

•
Warranty. It is the policy of the Company to provide after sales support by way of a warranty program. The Company provided warranties to certain customers with warranty periods ranging from two years or 50,000 km to three years or 60,000 km, whichever comes first.

Based on the past experience, the Company sets up a policy of making a general provision for warranty such that the closing balance of this provision is equal to certain percentage of relevant sales during the reporting periods as follows :

Year ended December 31,	%

2006	1.5
2005	2
2004	2

•
Recently issued accounting pronouncements. In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments: and amendment of FASB Statements No. 133 and 140”. SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year.

In March 2006, the FASB released SFAS No. 156 “Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140” to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities after they have been initially measured at fair value. SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006.

In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes.” This interpretation requires that the entity recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement.” SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively.

In September 2006, the FASB released SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)” which requires an employer to recognize the over funded or under funded status of defined benefit and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through an adjustment to comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. SAB No. 108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.

The company has adopted all the above accounting procurements and considers that they have no material impact on these consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans. Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal. Since August 19, 2006, China People’s Bank has increased the interest rate of RMB bank loans with a term of 6 months or less by 0.18%, and loans with a term of 6 to 12 months by 0.27%. The new interest rates are 5.58% and 6.12% for RMB bank loans with a term 6 months or less and loans with a term of 6-12 months, respectively. The change in interest rates has no impact on our bank loans secured before April 28, 2006. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities at December 31, 2006 would decrease net income before provision for income taxes by approximately $0.14 million for the year ended December 31, 2006. Management monitors bank’s interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated revenues and consolidated costs and expenses are denominated in Renminbi. All of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

OUR BUSINESS

Overview

Wonder Auto Technology, Inc. is a holding company whose primary business operations are conducted through our subsidiary, Wonder Auto Limited, and its subsidiary Jinzhou Halla. Wonder Auto is a China-based manufacturer of automotive electrical parts, specifically, starters and alternators. Wonder Auto’s business is focused on designing, developing, manufacturing and selling automotive electrical parts. Until our acquisition of Wonder Auto in June 2006, our operations were limited and our business strategy and ownership changed several times as a result of several acquisitions of our stock that are discussed in the section below entitled “Our Corporate History.”

Our Corporate History

We were incorporated on June 8, 2000 in the State of Nevada under the name MGCC Investment Strategies Inc. On August 25, 2006, we amended our Articles of Incorporation and changed our name into Wonder Auto Technology, Inc. From inception until March 16, 2004, WATG’s primary business strategy was to provide corporate finance consulting and management advisory services to emerging companies. During this period, WATG had no sustained business operations.

On March 16, 2004, MyTop purchased 1,025,000 shares of common stock from WATG existing shareholders thereby becoming the owner of approximately 96% of the issued and outstanding capital stock of WATG. After the stock acquisition, MyTop intended for WATG to engage in business of developing hi-tech product manufacturing and services including, digital precision products, telecommunication products, and other hi-tech products and services through the acquisition of interests in one or more entities operating in those fields. MyTop entered into informal discussions with potential acquisition targets in China, but no agreements were ever reached.

On August 1, 2005, MyTop changed its name to Hisonic and continued to own approximately 96% of the issued and outstanding capital stock of WATG.

On December 19, 2005, Hisonic, as the principal stockholder of WATG, entered into a stock purchase agreement with HFI pursuant to which Hisonic sold 1,000,000 shares of the common stock of WATG to HFI for $300,000. As a result, HFI became the owner of approximately 86.4% of the issued and outstanding common stock of WATG.

In connection with the sale of common stock to HFI, Timothy P. Halter was elected as WATG’s Chairman of the Board, President, Chief Financial Officer and Secretary. WATG effected a 20-for-1 reverse stock split in February 2006.

From the date of HFI’s stock acquisition until the reverse acquisition of Wonder Auto on June 22, 2006, discussed in the next section, WATG engaged in no active operations.

Background and History of Wonder Auto and its Operating Subsidiaries

Wonder Auto Limited was incorporated in the BVI in March 2004. Its wholly owned subsidiary Man Do Auto Technology Co. Ltd., or “Man Do” was incorporated under the law of the BVI in 2003. Neither Wonder Auto Limited nor Man Do has any active business operations other than their ownership of Jinzhou Halla, which is the primary company that manufactures our products. Jinzhou Halla was incorporated in China in March 1996 with a registered capital of $12 million. Over the years, Jinzhou Halla went through several ownership changes and is now 61% owned by Wonder Auto Limited and 39% owned by Man Do.

Acquisition of Wonder Auto and Related Financing

On June 22, 2006, Wonder Auto Limited completed a private placement pursuant to which Wonder Auto Limited issued to certain accredited investors 45.277236 shares of its common stock for $12,000,000, such shares were then exchanged for 3,899,996 shares of the common stock of WATG in connection with the reverse acquisition transaction as discussed below.

In connection with the private placement, Wonder Auto Limited’s two stockholders, Choice Inspire Limited and Empower Century Limited, entered into an escrow agreement with the private placement investors. Pursuant to the escrow agreement, such stockholders agreed to certain “make good” provisions. In the escrow agreement, Wonder Auto Limited established minimum net income thresholds of $8,140,000 for the fiscal year ending December 31, 2006 and $12,713,760 for the fiscal year ending December 31, 2007. In accordance with the escrow agreement, Choice Inspire Limited and Empower Century Limited deposited a total of 3,300,000 shares, to be equitably adjusted for stock splits, stock dividends and similar adjustments, of the common stock of WATG into escrow with Securities Transfer Corporation, the escrow agent. If Wonder Auto Limited does not achieve the specified minimum net income thresholds for a given fiscal year, then the escrow agent must deliver, for each year that the threshold is not met, 1,650,000 shares of the common stock held in escrow to the private placement investors on a pro rata basis (based upon the total number of shares purchased by the investors in connection with the private placement transaction) to the extent such investors remain our stockholders at the time the escrow shares become deliverable. Wonder Auto Limited’s net income as of December 31, 2006 was $8,220,000 as it exceeded the minimum threshold for the 2006 fiscal year. Choice Inspire Limited and Empower Century Limited have agreed to give their rights of the entitlement to the 1,650,000 shares held in escrow to Xiangdong Gao without consideration; pursuant to an agreement dated February 8, 2007 among Choice Inspire Limited, Empower Century Limited and Mr. Gao. Mr. Gao is not a related party to the Company.

In addition, on June 22, 2006, Empower Century Limited transferred 30.184824 shares of the common stock of Wonder Auto Limited to certain accredited investors in exchange for $8,000,000. Such shares were subsequently exchanged for 2,599,998 shares of the common stock of WATG in connection with the reverse acquisition transaction as discussed below.

On June 22, 2006, we also completed a reverse acquisition transaction with Wonder Auto Limited whereby we issued to the stockholders of Wonder Auto Limited 21,127,194 shares of our common stock in exchange for all of the issued and outstanding capital stock of Wonder Auto Limited. Wonder Auto Limited thereby became our wholly owned subsidiary and the former stockholders of Wonder Auto Limited became our controlling stockholders.

Upon the closing of the reverse acquisition, Timothy P. Halter, effective July 2006, resigned from all offices of WATG that he held and from his position as our director. Qingjie Zhao was appointed to the board of the directors at the effective time of the resignation of Mr. Halter. In addition, our executive officers were replaced by the Wonder Auto executive officers upon the closing of the reverse acquisition as indicated in more detail below.

For accounting purposes, the share exchange transaction was treated as a reverse acquisition with Wonder Auto as the acquirer and WATG as the acquired party. When we refer in this Report to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Wonder Auto on a consolidated basis unless the context suggests otherwise.

Subsequent Transactions

On August 23, 2006, Wonder Auto entered into a share purchase agreement with Winning to purchase Winning’s 50% interest in Jinzhou Dong Woo, a primary supplier of raw materials to Wonder Auto for $4.85 million to be paid in two installments, an initial payment of $2.43 million and a subsequent payment of $2.42 million if Jinzhou Dong Woo reaches a specified net income target for fiscal 2006. The second installment of the purchase price was contingent upon Jinzhou Dong Woo attaining a net income of at least $1.63 million for fiscal year ended December 31, 2006. If Jinzhou Dong Woo failed to achieve the target net income, Wonder Auto was entitled to deduct from the unpaid portion of the purchase price an amount proportionally equal to the unfulfilled net income. According to audited financial data, Jinzhou Dong Woo attained the target net income level for fiscal year ended 2006. We paid $400,000 to Jinzhou Dong Woo on February 13, 2007. We are in the process of arranging for the payment of the remaining balance.

On September 21, 2006, Jinzhou Halla, together with two independent parties, established Wanyou in the PRC. Jinzhou Halla contributed $0.5 million to the registered capital of Wanyou representing an equity interest of 20.41%. Wanyou is principally engaged in the manufacture of piston rods, vibration-dampers and rotary axes for motor vehicles.

On April 2, 2007, our subsidiaries Wonder Auto Limited and Jinzhou Halla acquired the remaining 79.59% ownership interest in Wanyou in two separate and separately negotiated equity purchase transactions. In the first transaction, Wonder Auto Limited acquired a 40.816% equity ownership interest in Wanyou from Hong Kong Friend Branches Limited, a Hong Kong corporation, for a total cash consideration of up to $8.42 million pursuant to a Share Purchase Agreement dated April 2, 2007. Under the Share Purchase Agreement, the total cash consideration is scheduled to be paid by the Company in three installments as follows. The first installment payment of $2.8 million will be made within three months after the execution of the Share Purchase Agreement. The second cash installment payment of $1.41 million will be paid before December 31, 2007. The final cash installment payment of $4.21 million will be paid if Wanyou achieves minimum net income of RMB 23 million (approximately $2.95 million) for the period from April 2, 2007 to April 1, 2008. If Wanyou fails to achieve the minimum net income threshold, the remaining $4.21 million payment will be proportionately reduced. Under the Share Purchase Agreement, no premium is payable by the Company if Wanyou exceeds the net income target threshold.

In the second transaction, Jinzhou Halla acquired a 38.776% equity ownership in Wanyou from Jinzhou Wonder Auto Suspension System Co., Ltd. for a total cash consideration of up to $8.0 million pursuant to a Share Purchase Agreement dated April 2, 2007. Under the agreement with Jinzhou Wonder Auto Suspension System Co., Ltd., the total consideration will be paid in three installments. The first payment of $3.0 million is due within three months after the execution of the Share Purchase Agreement. The second $3.0 million cash installment will be paid if Wanyou achieves minimum net income of RMB 23 million (approximately $2.95 million) for the period from April 2, 2007 to April 1, 2008. The remaining $2 million cash payment will be paid if Wanyou attains minimum net income of RMB 29 million (approximately $3.72 million) for the period from April 2, 2008 to April 1, 2009. In the case that Wanyou fails to achieve these net income thresholds, the corresponding payments will be proportionately reduced. Under the Share Purchase Agreement, no premium is payable by the Company if Wanyou exceeds the net income target threshold. As a result of the equity acquisitions, we now have 100% indirect ownership of Wanyou.

Our Products and Market Presence

We mainly engage in the design, development, manufacture and sale of automotive electrical parts in the PRC through our wholly owned subsidiary, Jinzhou Halla. We primarily manufacture and sell two types of automotive electrical components: alternators and starters.

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Alternators. An alternator is part of a car engine’s electrical system that is connected to the engine belt of a vehicle and converts mechanical energy into electricity to recharge the battery. The battery, in turn, provides power to all electrical devices in the vehicle, such as the radio, power steering, headlights and windshield wipers. We develop, manufacture and sell five series of alternators, which are characterized by their different sizes and output rates, in over 150 models. Our alternators’ current electrical current flows range in size and output from 65A to 115A. Larger alternators, as determined by their diameters, have more electrical field coils and can produce stronger currents. Our alternators have dual integrated fans and built-in integrated circuit regulators. Our alternators are designed to produce high outputs while remaining small and lightweight. The size and weight parameters result in the improved cooling performance of integrated fans and higher output from the integrated circuit regulators.

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Starters. A starter is part of a car engine’s starting system, along with the starter solenoid. At ignition, the starter solenoid is activated and provides power for the starter. The starter then spins the engine a few revolutions to begin the internal combustion process. The starters produced by our company are known as planetary type starters. These starters are small and lightweight due to their high speed motors combined with speed reduction systems. We produce five series of starters in terms of diameters (ø), namely ø67, ø70, ø74, ø76, ø81, ø87 and ø100, which produce between 0.85kW to 5.5kW of power.

The table below shows our main product lines:

Alternator:	Stator Diameter	114mm	118mm	128mm	135mm	142mm
5 series with over 150 models	Output Current	65A	75A	85A	90A	115A

Starter:	Shell Diameter	ø 67	ø 70	ø 74	ø 76	ø 81	ø 87	ø 100
5 Series with over 70 models	Output Power KW	1.2	1.2, 1.4	1.2, 1.4, 1.7	0.9	2.0, 2.5	5.0	6.0

Our products are suitable for use in various types of automobiles. However, we currently have more market presence in the sedan cars, especially those with smaller engines, with displacement typically below 1.6L. We strive to produce high quality products and have established a quality control system to ensure that we achieve this goal. We have obtained ISO9002, QS9000, and TS 16949 certificates for our quality management system.

Our Industry

Overview of Global Auto Industry

According to statistics published by the PRC State Information Center, global sales of automobiles in 2005 exceeded 68 million units. This 2005 sales figure represents a 23.41% growth over the 55.4 million units sold in 2001. Different regions recorded different growth rates in 2005 with the U.S. and Western European markets recording slight gains and South America, Central and Eastern Europe and the Asian markets showing strong growth. We believe that global competition from the emerging markets has put pressure on the mature auto markets and will shift automobile production and the manufacture of automobiles components to areas with lower production cost, such as China, and other developing countries.

Overview of Chinese Auto Industry

In China, the total output of automobiles in China reached 7.28 million units in 2006, representing a 27.32% increase over 2005 according to the China Auto Mobile Information Net. China is now the second largest auto market in the world, with sales volume for 2006 reaching 7.22 million units. Of the 5.23 million passenger cars manufactured in 2006, 5.17 million were sold, representing 32.76% and 30.02% increase over 2005, respectively. (Source: China Auto Mobile Information Net). It is expected that the production of automobiles in China will exceed 8.50 million units in 2007. (Source: Beijing Daily). Among the 7.22 million vehicles sold, 60% of them were purchased by private owners of which 2.08 million were small cars with engine displacements between 1 to 1.6 liters. Market specialists estimate that the number of cars owned by private owners approached approximately 22 million by the end of 2006, making China the second largest new car ownership market in the world, especially for privately owned automobiles. We believe that the increasing number of automobile sales will also increase the size of the automotive aftermarket. As the automotive aftermarket increases and vehicle owners use older automobiles, the need for replacement parts and maintenance increases. We believe this trend will create an increasing demand for our products. We anticipate that the growth of the auto industry in China will mainly be driven by the following factors:

•    GDP Per Capita of China has risen to the critical point for auto ownership. The PRC’s GDP per capita in 2005 was $1700, a 9.9% increase as compared to that in 2004, and is approaching the critical vehicle ownership level of $2,000. The GDP per capital in some more developed areas, such as Shanghai and Beijing, reached over $5000 in 2005 according to the National Bureau of Statistics of China. The rising GDP per capita indicates the increase of purchasing power, which, combined with a fall in automobile prices, may lead to higher private automobile ownership.

•    Huge population but low saturation level in China. Despite the fact that private vehicle ownership has continually increased over the past 10 years, the average automobile ownership in China is about 30 per 1000 inhabitants, which is low compared to the world average of about 130 per 1000. (Source: Xinhua Net, Yunnan Channel). The PRC National Commerce Department has predicted that the auto ownership in China will increase to 40 per 1000 inhabitants by 2010.

•    Dramatic increase of the urbanization rate. According to the National Bureau of Statistics of China, the urbanization rate in China grew from 26% in 1990 to 43% in 2003, an increase of 65%. More people moving to the cities will lead to a rising demand for car ownership.

•    Growth of highway infrastructure. The statistics of the PRC Ministry of Communication shows that the total length of expressways and class I-IV highways in China increased from 1.07 million km in 1998 to 1.9 million km in 2005, a growth of 77.6%. The growth of highway infrastructure will benefit the Chinese auto industry.

•    Favorable governmental policies. As explained in more details below, the Chinese government adopted a number of legislative measures to facilitate the development of the Chinese automotive industry.

Small Engine Car Market in China

Our products are manufactured principally for use in cars with small engine capacities between 1 and 1.6 liters. In 2006, 2.08 million cars with engine capacities between 1 to 1.6 liters were sold in China, representing about 28% of the total vehicles sold in China during the same period. (Source: China Auto Mobile Information Net). We believe the sales for small engines cars will continue to grow rapidly because the rising oil prices will make energy efficient small engine cars more attractive to consumers. In addition, small engine cars have price advantages over large engine cars and are more environmentally friendly which makes them more suitable in China, which currently has a relatively low income per capita and faces significant environmental issues. The Chinese government promulgated a regulation in April 2006 that further encourages the consumption of small engine vehicles. The regulation provides for an upward adjustment of the tax rate applicable to larger vehicles in order to encourage consumers to purchase smaller engine vehicles. Under the regulation, the top tax rate applicable to vehicles with engine displacements larger than 2 liters may be raised as high as 20% from 8%, while the tax rates for vehicles with engine displacements less than 2 liters are 3-5%.

Overview of Chinese Auto Parts Industry

Due to the high growth of the auto industry, the Chinese auto parts industry has experienced rapid growth over the past several years. According to CCID Consulting, a professional market research and management consulting company, the sales of auto parts industry reached $68.77 billion in 2005, up 26.13% from $54.52 billion in 2004.

The auto parts industry is generally divided into three segments: OEM market, replacement market and export market, which accounted for approximately 67.94%, 18.55% and 13.51% of the market share in 2005, respectively, according to the statistics of CCID Consulting.

In 2005, the sales of auto parts in the OEM market and replacement market were about $46.72 billion and $12.76 billion, up 21.63% and 23.29% respectively, from the previous year. Since the number of automobiles sold in China has reached 32 million units by the end of 2005 with an expected increase in the future, we believe the replacement auto parts market in China will become more important for auto parts manufacturers. Export of auto parts is also a dynamic part of the auto parts industry in China. The export sales of auto parts were about $9.29 billion in 2005, an increase of 61.28% over 2004. Currently, China is the fourth largest exporter of auto parts in the world, following Mexico, Canada and Japan. Although China’s auto parts export volume is still relatively small as compared to some developed markets, it has been growing at an annual rate of more than 60% between 2002 and 2005. (Source: CCID Consulting).

According to China Association of Social Economic System, the total sales of auto parts industry will reach $175 billion by 2010, representing a compounded annual growth rate of 20.54% between 2005 and 2010. We believe that China’s auto parts industry will maintain its high growth momentum due to several important factors. First, the growth of auto industry will lay a solid foundation for growth in the OEM auto parts industry. Second, the increased levels of car ownership by Chinese residents is expected to also lead to the growth of the replacement part market. In addition, in order to achieve cost reduction, it is the growing tendency on the part of Chinese and international auto manufacturers to reduce cost by sourcing components directly from low cost manufacturing regions, such as China. Many view this development as prompting increased demand for the low cost and high quality products provided by Chinese leading automotive parts manufacturers. We believe that the regulatory measures recently adopted by the Chinese government also will contribute to the growth in demand for Chinese auto part products. The Measures for the Administration of Import of Automobile Components and Parts Featuring

Complete Vehicles issued by the National Development and Reform Commission of the PRC Ministry of Finance and the Ministry of Commerce encourages automakers to use parts manufactured by local Chinese auto parts manufacturers. Pursuant to this regulation, which became effective on July 1, 2006, the Chinese government will charge automakers a tariff up to 25% if more than 40% of the components and parts of an automobile are imported.

Our Strategy - How We Plan to Succeed

Our strategic plan includes the following components:

Increase production capacity. We currently manufacture our products out of a single facility located in JinZhou, Liaoning Province of China. We used approximately $6 million of the net proceeds raised in the private placement in June 2006 to expand our production capacity. Upon the completion of the additional production lines, we expect that our production capacity for alternators and starters will reach approximately 1.68 million and 1.78 million units, respectively. We expect these new production lines to be completed by July 2007. Thus far, we have increased our unit production of alternators and starters from approximately 1.42 million units in fiscal 2005 to approximately 2.26 million units as of December 31, 2006.

Strengthen our research and development capabilities. We believe that as China’s market opens to more competition, the auto parts industry will be affected by a surge of new industry specific software and other technology and the subsequent development of more technologically advanced products. We plan to invest about $2.4 million to purchase testing equipment to further improve our R&D capability in the next twelve months. We expect that this investment will significantly contribute to the development of new high quality products with higher output power, smaller size and weight, longer duration and higher endurance to harsh environment.

Expand sales to existing customers and actively market to new customers. We plan to expand sales to the existing clients by providing high quality products and services to them and developing new products to meet their future demand for new models of automobiles and engines. We also intend to develop new OEM customers in China, increase our presence in the international trade shows to increase our brand recognition and promote our products, and increase our sales to the replacement markets in the future by investing more human resources and promotion efforts in this segment.

Our Intellectual Property

The following patents have been issued to us:

Patent	Patent Type	Patent No.	Expiration Date	Country
Configuration of End Bearing Bracket of Starter	Utility Model	ZL03212000.1	March 16, 2013	China
Speed Reduction Gear to Start Electromotor	Utility Model	ZL032119992	March 16, 2013	China
Auto AC Electricity Generator	Utility Model	ZL03211998.4	March 16, 2013	China
Rotor of Auto AC electricity generator	Utility Model	ZL03212001.X	March 16, 2013	China
Starter Hull Connection and Location Configuration	Utility Model	ZL200320105993.6	December 9, 2013	China

Additionally, we filed 32 patent applications in 2006 with the Patent Office of the State Intellectual Property Office of China, which are pending approval.

We have registered the trademark for the logo “  ” with the Trademark office of the State Administration for Industry and Commerce of China. We use our trademark for the sales and marketing of our products. Our trademark expires in April 2010.

In 2004, we signed a licensing agreement with a well-known Japanese automotive component manufacturer pursuant to which the Japanese manufacturer granted us a license to use its patented technologies to manufacture and sell certain alternators and starters on a non-assignable and non-exclusive basis. The license agreement has a three-year effective term, which expires in September 2007. We are under a contractual obligation to keep the identity of our Japanese licensor confidential.

Our goal is to utilize our intellectual property to provide us with a competitive advantage but we cannot give any assurance that the protection afforded our intellectual property will be adequate.

Our Internal and Strategic Research and Development Efforts - How We Create New Products and Enhance Existing Ones

Overview

We believe that the development of new products and production methodologies is critical to our success. Wonder Auto currently operate two research and development centers, each performing different research and development activities. Our first research and development center is located at our principal business headquarters in JinZhou, Liaoning Province of China. In June 2004, we set up a new center in Beijing, China. As of December 31, 2006, Wonder Auto’s research and development personnel consists of 34 employees, six of whom are foreign experts and 25 of whom hold bachelor degrees from Chinese universities.

Through our research and development centers, we are able to accommodate joint development programs with our OEM customers. As a result, we are often invited by our customers to jointly develop new engines and manage the development program tailored to our customers’ specific requirements. In 2006, we had 29 joint development programs (16 for alternators and 13 for starters) used in popular models of sedans. These OEM customers include XiaLi, Chery, South Korea Doosan and Beijing Benz DaimlerChrysler. Upon the successful completion of the joint development project, we often become the supplier of the jointly developed products. In the past three years, we were engaged as the supplier in approximately 76.5% of the successful joint development projects.

Although the top five alternator and starter manufacturers in China all have joint-development capacities, we believe that we have an advantage over our competitors because our development period is about three months shorter than our competitors due to our dedicated research and development resources.

Strategic Alliance with Hivron

In addition to our own research and development capabilities, we have entered into a strategic alliance with Hivron, a South Korean company which has specialized in the design and manufacturing of microchips since 2002. Through this strategic alliance, we are able to access South Korean expertise and actively participate in the research and development of technologies that are critical to our products. During the past four years of this strategic alliance with Hivron, we have jointly conducted research to develop microchips for use in our alternator rectifiers and regulators. This strategic alliance is important to our business because it provides to us a source of microchips that are suitable for our alternators from PRC manufacturers.

Under the terms of our June 7, 2004 long-term strategic cooperation agreement, Hivron will design and manufacture microchips according to our specifications and then sell these chips to our designated suppliers. Hivron is obligated to sell these chips at competitive prices and cannot sell chips developed pursuant to this agreement to our competitors. In return, we will provide specifications and information on our new products to Hivron and instruct our rectifier and regulator suppliers to purchase chips from Hivron.

Strategic Alliance with Japanese automotive component manufacturer

In 2004, we entered into a licensing agreement with a well-known Japanese automotive component manufacturer that has three-year effective term. Under the terms of the licensing agreement, we license the technology and products developed by our Japanese licensor for a period of three years, ending in September 2007. Through this licensing agreement, we are able to integrate patented Japanese technologies into our alternators and starters. We can also produce and sell products that are more suitable for Japanese vehicles utilizing this technology. In return, we pay a royalty of 0.55% of net sales revenue from the sales of the products that incorporate the licensed technology. The licensor retains ownership of all intellectual property licensed under the agreement. For the year ended December 31, 2006, sales of the licensed products amounted to approximately $0.48 million and the amount of royalties paid was approximately $0.03 million. We are under a contractual obligation to keep the identity of our Japanese licensor confidential.

Research and Development Expenses

For the fiscal years ended December 31, 2004, 2005 and 2006, our research and development expenses for “new products development,” representing salaries of personnel and other costs incurred for research and development of potential new products, were $0.28 million, $0.48 million and $0.5 million, respectively. The amount incurred for acquisition of equipments for research and development use and for routine and ongoing efforts to refine existing products were approximately $1.07 million, $0.99 million and $1.06 million, representing approximately 2.53%, 2.06% and 1.47% of our sales for those years, respectively.

Our Sales and Marketing Efforts - How We Sell Our Products

We market our products directly to our customers though our sales department, which, as of December 31, 2006, consisted of 26 employees. Each member of our sales department receives one month of training in both the business and technical aspects that they will need to perform their job functions. In addition, we periodically provide continuing training for our sales personnel. Members of our sales department generate sales leads by contacting auto manufacturers directly and by attending industry trade shows and exhibitions. Since we have established our status as one of the leading suppliers of alternators and starters, our clients may contact us for new projects. Although most of our business is developed by direct personal contact and referrals from our customers, we also advertise our products in industry trade journals and other industry media.

In order to attract international customers, we also attend international trade shows, such as the automobile shows in Hanover, Frankfurt and Las Vegas, to raise our brand recognition and promote our products to the international market. We started selling our products directly to foreign customers in 2003. In both 2003 and 2004, our overseas sales accounted for less than 1% of our total sales. Our overseas sales increased to approximately 1.35% of our total sales in 2005 and approximately 5% of our total sales in 2006.

In addition to our sales and marketing department, which perform customer service functions, we also employ outside representatives whose primary function is to help us understand our customers’ needs and promote services that best meets their requirements. These representatives also help our customers resolve installation problems and provide general customer service. As of December 31, 2006, we had 9 representatives stationed at different major customers.

Raw Materials for our Products and our Supplier Arrangements

Nature of the raw materials used in our products.

The raw materials we use to produce our starters and alternators fall into four general categories: metal parts, semiconductors, chemical and packaging materials. The prices of these raw materials are determined based upon prevailing market conditions, supply and demand. Supply and demand for these raw materials is generally affected by the cyclical nature of the automobile industry as well as the auto parts industry itself and the characteristic over/under capacity of these industries. Supply and demand is also affected by macroeconomic conditions in China, including levels of consumer disposable income and spending patterns.

Our Suppliers and Supplier Arrangements.

We purchase the majority of the raw materials from suppliers located in China including Jinzhou Dong Woo, a company in which we hold a 50% equity interest, Yingkou Die-Casting Products Co., Ltd., JinZhou Huahua Electrical Systems Co., Ltd., Tianjin Jingda Rea Special Enamelled Wire Co., Ltd., S.W.T. and Tianjin Showa Enamelled Wire Co., Ltd. If we continue to see improvement in the quality of domestically produced parts, we intend to increase our use of these local suppliers in order to take advantage of the lower costs. We believe that utilizing local suppliers also provides us with other benefits because we are able to supervise local suppliers, we can easily provide technical training and our technical department can also suggest technical improvements to them.

We mostly use a dual supplier system to source the raw materials that we use in our products and we maintain absolute exclusive supplier arrangements and non-exclusive supplier arrangements. About 70% of the raw materials that we use to manufacture our products is purchased from a handful of select suppliers. These select or primary suppliers consist of both local Chinese manufacturers and foreign manufacturers based in South Korea and Japan, including NMB, NSK, NTN, KBC, Pacific Metal and Suzhou Techno System, etc. Our priority suppliers have long-term relationships with us, but we do not rely on them exclusively. Instead, as part of our dual vendor system, we also purchase about 30% of the total raw materials that we need to produce our products from other vendors. As a result, if our priority suppliers cannot supply raw materials to us for any reasons, we are able to rely on these other suppliers to satisfy our raw material requirements. All of our suppliers must meet our quality standards and delivery requirements consistently in order to remain on our approved supplier list. We require local suppliers within 300 km of our production facility to deliver goods within six hours from the time when orders are placed. If a supplier is repeatedly late in deliveries, it is removed from our approved supplier list. We have entered into written agreements with our major suppliers and these agreements generally have a one-year term. The terms and nature of our arrangements with suppliers are as follows:

•    Absolute Exclusive Supplier Arrangements. Under the exclusive supplier arrangements, our suppliers are obligated to provide all of their products to us and cannot sell any of their products to any third party in the Chinese automotive electrical equipment industry. In 2006, we had absolute exclusive supplier arrangements with 11 vendors. These suppliers provided us with approximately 61.5% of the materials used in our products.

•    Non-Exclusive Supplier Arrangement. Under this arrangement, there is no restriction on the vendors’ ability to sell their products to other parties. In 2006, we had non-exclusive supplier arrangements with 35 vendors who supplied us with approximately 38.5% of the materials used in our products.

These flexible sourcing arrangements are designed to provide sourcing stability for us and promote competition among our suppliers. We believe our supplier arrangements incentivize suppliers to provide to us technologically advanced and high quality products. We systematically assess our vendors to determine whether they should remain as select vendors, be promoted to select vendors or be demoted to the other vendor category.

We typically purchase the raw materials that we use to produce our products from our suppliers on credit. Credit terms usually permit payment up to 90 days following the delivery of the raw materials. When we purchase raw materials from Chinese suppliers, we are able to pay in Chinese Yuan Renminbi. When we purchase raw materials from foreign suppliers, we usually pay in U.S. Dollars. Our account payables above six months accounted for 0.22%, 0.06% and 0.14% of our total account payables in 2004, 2005 and 2006, respectively.

Our Major Customers

Large automobile manufacturers and automotive engine suppliers are our primary and most desirable customers. Our major customers include Beijing Hyundai Motor Co., Dongfeng Yueda Kia Motors, SAIC GM WuLing, Chery, Geely, Tianjin XiaLi Automobile Co. and Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. We have also entered into technical cooperation agreements or letters of intent with new OEM customers, including Shanghai GM, Fiat, Nan King MG, Beijing Benz DaimlerChrysler, South Korea Hyundai and Korean Doosan. The number of our clients has increased about 195% in the past five years. As we continue to build sales in the domestic market, we intend to grow by developing overseas sales. We focus on maintaining long-term relationships with our customers. We have enjoyed recurring orders from most of our customers for periods of four to ten years. Our typical contract has a one-year term and is usually renewable.

For the fiscal years ended December 31, 2006 and 2005, our top ten largest customers accounted for approximately 75.03% and 77.28% of our total revenues, respectively. In 2006, our two biggest customers Beijing Hyundai Motor Company and Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co. Ltd. accounted for approximately 18.97% and 17.79% of our total revenues, respectively. No other customers accounted for more than 10% of our revenues in 2006.

Our Competition

The automobile parts market in China is very competitive. We compete based on the price and quality of our products, product availability and customer service. There are approximately 10 major competitors in this market trying to sell the same products that we sell to the same group of target customers. Our primary competitors are located in China and include Shanghai Valeo Automotive Electrical Systems Co. Ltd, Hubei Shendian Auto Motor Co., Ltd. and Zhongqi Changdian Co., Ltd.

With China’s entry into the WTO and China’s agreement to lift its protections to infant industries, we believe that competition will increase in the China auto parts industry segment. Our primary international competitors include VALEO (France), BOSCH (German), RAMY (U.S.), Mitsubishi Motor (Japan) and Denso (Japan). Some of our competitors have greater financial resources, larger staff, and more established market recognition in both domestic Chinese and international markets than we have.

Regulation

Because our operating subsidiary Jinzhou Halla is located in PRC, we are regulated by the national and local laws of PRC.

There is no private ownership of land in China and all land ownership is held by the government of the PRC, its agencies and collectives. Land use rights can be obtained from the government for a period up to 70 years, and are typically renewable. Land use rights can be transferred upon approval by the land administrative authorities of the PRC (State Land Administration Bureau) upon payment of the required land transfer fee. We have received the necessary land use right certificate for the 42,169 square meters of land located at No. 16 Yulu Street, JinZhou High Technology Industrial Park, JinZhou, China. See “OUR BUSINESS - Our Facilities” for more details.

In addition, we are also subject to PRC’s foreign currency regulations. The PRC government has control over Renminbi reserves through, among other things, direct regulation of the conversion or Renminbi into other foreign currencies. Although foreign currencies, which are required for “current account” transactions, can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government.

We do not face any significant government regulation of in connection with the production of our products. We do not require any special government permits to produce our products other than those permits that are required of all corporations in China.

Our Employees

As of December 31, 2006, we employed 318 full-time employees.

Our Chinese subsidiary has trade unions, which protect employees’ rights, aim to assist in the fulfillment of our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments. We are required to contribute to the scheme at the rates of 24% of the average monthly salary. The compensation expenses related to this scheme was approximately $0.49 million, $0.42 million and $0.39 million for the fiscal years 2006, 2005 and 2004, respectively.

In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We have purchased social insurance for all of our employees.

Our Facilities

All land in China is owned by the State. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. In the case of land used for industrial purposes, the land use rights are granted for a period of up to 50 years. This period may be renewed at the expiration of the initial and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

We were granted land use rights from the Chinese government for 42,169 square meters of land located at No. 16 Yulu Street, JinZhou High Technology Industrial Park, JinZhou, China. The land use rights have a 30-year term and will expire on August 15, 2026. Our headquarters are located at this site. This site houses our office building, a research and development center, as well as our production facilities.

In addition to the land use rights, we also have ownership of eleven other properties. Two properties are located at No. 16 Yulu Street, two properties are located at Fuzhou Street, Taihe District of JinZhou and the remaining seven are residential properties located at Huianli Guta District of JinZhou. We have placed mortgages on the land and the four properties located at No. 16 Yulu Street and Fuzhou Street to secure certain bank loan from China Bank JinZhou Branch for an amount up to approximately $6.25 million.

We also lease 169 square meters of office space at Wangjing Tower, No. 9 Zhong Huan Nan Lu, Wangjing, Chaoyang District, Beijing where our Beijing Representative Office is located. The lease has a 2-year term which runs from November 15, 2005 to November 14, 2007. The monthly rent is approximately $2,125.

We currently have established three alternator assembly line facilities and three starter assembly line facilities. The total annual production capacity of these production lines is approximately 1.08 million units of alternators and 1.18 million units of starters, assuming two work shifts per day with eight hours each.

Our 207 production workers currently work in two work shifts of eight hours, each to maximize the capabilities of our assembly lines. For each year from 2004 to 2006, the utilization rates of our alternator production lines were approximately 74%, 81% and 106%, respectively, while those of the starter production lines were approximately 96.3%, 140% and 74%, respectively.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business. We have begun to use a portion of the $12 million that we raised in our private placement that closed in June 2006 to construct additional production lines to expand our production capacity for alternators and starters. After completion of the additional production lines, it is expected that our production capacity for alternators and starters will reach approximately 1.68 million and 1.78 million units, respectively. We expect that these new production lines will, approximately, be completed by July 2007.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

On March 22, 2007, our board of directors, in accordance with Section 3.2 of our Amended and Restated Bylaws, increased the size of the board of directors from one (1) to five (5) and elected Larry Goldman, CPA, David Murphy, Lei Jiang as our independent directors and Meirong Yuan, our Chief Financial Officer, as a director, to fill the vacancies created by such increase. Larry Goldman, David Murphy and Lei Jiang each serves on our board of directors as an “independent director” as defined by Rule 4200(a)(15) of the Marketplace Rules of The Nasdaq Stock Market, Inc., or the “Nasdaq Marketplace Rules.” Thereafter, the entire board of directors, including the independent directors, determined that Larry Goldman, CPA possesses accounting or related financial management experience that qualifies him as financially sophisticated within the meaning of Rule 4350(d)(2)(A) of the Nasdaq Marketplace Rules and that he is an “audit committee financial expert” as defined by the rules and regulations of the Securities and Exchange Commission.

Our board of directors consists of five persons. Larry Goldman, David Murphy and Lei Jiang each serves on our board of directors as an “independent director” as defined by Rule 4200(a)(15) of the Marketplace Rules of The Nasdaq Stock Market, Inc., or the “Nasdaq Marketplace Rules.” We refer to these individuals as our independent directors. Our directors and executive officers, their ages and titles, are as follows:

Name	Age	Position/s
Qingjie Zhao	49	Chairman, President, Chief Executive Officer and Secretary
Meirong Yuan	34	Director, Chief Financial Officer and Treasurer
Larry Goldman	50	Director
David Murphy	41	Director
Lei Jiang	51	Director
Yuncong Ma	60	Chief Operating Officer
Seuk Jun Kim	50	Vice President of Research and Development
Yuguo Zhao	50	Vice President of Sales and Marketing
Yongdong Liu	37	Vice President of Production

QINGJIE ZHAO. Mr. Zhao has been our Chief Executive Officer, President and Secretary since June 22, 2006 and our director since July 2006. Mr. Zhao became the Chairman of our subsidiary Jinzhou Halla in October 1997. Mr. Zhao is also currently an executive director and 17% owner of China Wonder Limited, a company listed on the Alternative Investment Market of the London Stock Exchange (which is principally engaged in the manufacture and sale of specialty packaging machinery to the Chinese pharmaceutical market), and an executive director and 10.96% owner of Jinheng Holdings (which is principally engaged in the manufacture and sale of automotive airbag safety systems in China). Wonder Auto, China Wonder and Jinheng Holdings do not directly compete with each other and there were no related party transactions between our Company and the other two companies as of the date of this prospectus. Mr. Zhao devotes approximately 85% of his business time to our affairs and approximately 15% of business time to the affairs of other companies. Mr. Zhao’s decision making responsibilities for these three companies are similar in the areas of public relations, management of human resources, risk management and strategic planning. Mr. Zhao works about 75 hours per week altogether. Mr. Zhao graduated from the Liaoning Industry Academy in 1982. He thereafter became a faculty at the Liaoning Industry Academy from 1982 to 1989. After leaving his post at the Liaoning Industry Academy, Mr. Zhao joined Jinzhou Shock Absorber Co. (which is principally engaged in the manufacture and sale of suspension systems for automobiles and was a subsidiary of Jinzhou Wonder) in January 1989 as an engineer and the head of the research department. He became its chief executive officer in 1991 and remained in this position until 1997. Mr. Zhao joined Jinzhou Halla as its Chairman in October 1997.

LARRY GOLDMAN, CPA. Mr. Goldman has been our director since March 2007. Mr. Goldman is a certified public accountant with over 20 years of auditing, consulting and technical experience. Mr. Goldman now serves as the Treasurer and Acting Chief Financial Officer of Thorium Power, Ltd. (OTCBB: THPW). Prior to joining Thorium Power, Ltd., Mr. Goldman worked as the Chief Financial Officer, Treasurer and Vice President of Finance of WinWin Gaming, Inc. (OTCBB: WNWN), a multi-media developer and publisher of sports, lottery and other games. Prior to joining WinWin in October 2004, Mr. Goldman was a partner at Livingston Wachtell & Co., LLP and had been with that firm for the past 19 years. Mr. Goldman is also an independent director and audit committee chairman of Winner Medical Group Inc. (OTCBB: WMDG.OB), a China based manufacturer of medical disposable products and surgical dressings. Mr. Goldman has extensive experience in both auditing and consulting with public companies, and has experience providing accounting and consulting services to the Asian marketplace, having audited several Chinese public companies.

DAVID MURPHY. Mr. Murphy has been our director since March 2007. Mr. Murphy has served as the head of China Micro Economic Research at CLSA Asia Pacific Markets, a special unit dedicated to grassroots economic research in China and gather local economic information from around China for rapid delivery to overseas based funds and corporate clients since June 2005. From December 2000 to November 2004, Mr. Murphy worked as a correspondent for the Far Eastern Economic Review and the Wall Street Journal where he covered China & Mongolia focusing mainly on business and economic stories.

LEI JIANG. Mr. Jiang has been our director since March 2007. He has served as the Executive Deputy Chairman and Secretary of the Association of China Automotive Industry and the Chairman of the Automotive Industry Branch of the Chinese Chamber of Commerce since 1998. Prior to that, Mr. Jiang served in government as the deputy director responsible for supervising China’s auto industry and developing mid to long term strategy of China’s automotive industry. Mr. Jiang has over 20 years of experience in China’s automotive industry.

MEIRONG YUAN. Mr. Yuan became the Company’s Chief Financial Officer and Treasurer on June 22, 2006 and our director on March 2007. He has been the Vice President of Jinzhou Wonder Industrial Co., Ltd. since June 2005. Mr. Yuan also served as a director of Jinzhou Halla Electrical Equipment Co., Ltd. since January 2002. From July 2003 to June 2005, Mr. Yuan served as the Vice President of Shenzhen Luante Asphalt Advanced Technology Co. Ltd. and was in charge of accounting and financing. Between October 2000 to October 2001, Mr. Yuan studied at ISMA Center in England. Mr. Yuan is a certified public accountant in China and has a Ph.D. in management from South California University for Professional Study.

YUNCONG MA. Mr. Ma became our Chief Operating Officer on June 22, 2006. He has been the General Manager of our subsidiary Jinzhou Halla since 1997 and is responsible for Jinzhou Halla’s overall operations. He has over 30 years of production experience and over 16 years of management experience in the automotive industry. Mr. Ma graduated from the Harbin Institute of Technology in 1970 specializing in machine crafting. After graduation, Mr. Ma worked for Jinzhou Huaguang Electron Tube Factory from 1970 to 1989. During that time, he worked in various posts in its production, technology and corporate structuring departments and was promoted to the post of production manager in 1984. Mr. Ma joined Jinzhou Shock Absorber Co., Ltd. in 1989 as its chief engineer and vice factory manager. He joined our subsidiary Jinzhou Halla in October 1997 as a director and general manager.

SEUK JUN KIM. Mr. Kim became our Vice President of Research and Development on June 22, 2006. Mr. Kim joined Wonder Auto in October 1997 and has served as its Vice President of Research and Development since January 2005. Mr. Kim is responsible for Wonder Auto’s research and development and quality control functions. In 1981, Mr. Kim graduated from Pohang University of Science and Technology in Korea with a bachelor’s degree in automotive electrical engineering. Prior to formally joining Wonder Auto in 1997, Mr. Kim was sent by Mando to work at the Korea Qingzhou Electrical Machinery Factory where he was in charge of the technical support. Mando is Wonder Auto’s former foreign shareholder and used to help overseeing the research and development operations of Wonder Auto. Mr. Kim was retained by Wonder Auto to continue his service after Mando disposed of its interest in Wonder Auto.

YUGUO ZHAO. Mr. Zhao became our Vice President of Sales and Marketing on June 22, 2006 and he has been the Head of Wonder Auto’s Sales and Marketing Group since June 1996 and became an Assistant General Manager in January 2005. Mr. Zhao is responsible for the Group's sales and after-sales operations. In 1979, Mr. Zhao graduated from the Jinzhou Agriculture Academy (formerly known as Jinzhou Agriculture Automotive School). Between 1980 and 1996, he worked for Jinzhou Electrical as its production department manager, chief of production and chief of operations, among other posts. He joined Wonder Auto in June 1996 as the head of the sales department. Mr. Zhao was promoted to assistant general manager in January 2005.

YONGDONG LIU. Mr. Liu became our Vice President of Production on June 22, 2006 and he has been the Head of Production of Wonder Auto since May 2001 and an Assistant General Manager of Wonder Auto since January 2005. Mr. Liu oversees production, purchasing, human resources and administration functions of Wonder Auto. Mr. Liu graduated from the Suzhou Institute of Silk Textile Technology with a degree in weaving mechanical design in 1992. Between 1992 and 1996, Mr. Liu worked in Jinzhou Electrical and was responsible for its production technologies. He joined Wonder Auto in June 1996 as a division head in the production department. He later became its department head in May 2001. Mr. Liu was promoted to assistant general manager in January 2005.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers to our knowledge has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions”, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Committees and Meetings

Our Board currently has three standing Committees which, pursuant to delegated authority, perform various duties on behalf of and report to the Board: (i) Audit Committee, (ii) Compensation Committee and (iii) Nominating and Corporate Governance Committee. Each of the three standing Committees is comprised entirely of independent directors. From time to time, the Board may establish other committees.

During the fiscal year ended December 31, 2006, the Board consisted of one member and all board decisions were made by written consent.

Audit Committee

We had no Audit Committee during the year ended December 31, 2006 and our entire board of directors handles the functions that would otherwise be handled by an audit committee. In March 2007, the board of directors established an audit committee and appointed Larry Goldman, David Murphy and Lei Jiang, each of whom is “independent” as that term is defined under the Nasdaq listing standards. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Mr. Goldman serves as our Audit Committee financial expert as that term is defined by the applicable SEC rules.

The Audit Committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	reviewing with our independent auditors any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act of 1933, as amended;
•	discussing the annual audited financial statements with management and our independent auditors;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;
•	annually reviewing and reassessing the adequacy of our Audit Committee charter;
•	such other matters that are specifically delegated to our Audit Committee by our Board from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and
•	reporting regularly to the full Board.

Compensation Committee

We had no Compensation Committee during the year ended December 31, 2006 and our entire board of directors handles the functions that would otherwise be handled by an compensation committee. In March 2007, the board of directors established a compensation committee and appointed Larry Goldman, David Murphy and Lei Jiang, each of whom is “independent” as that term is defined under the Nasdaq listing standards. Mr. Murphy serves as the chairman of our Compensation Committee. Our Compensation Committee assists the Board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any Committee meeting during which his compensation is deliberated. The Compensation Committee is permitted to delegate its authority in accordance with Nevada law unless prohibited by the Company’s by-laws or the Compensation Committee charter.

The Compensation Committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;
•	reviewing and making recommendations to the Board with respect to the compensation of our directors;
•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer,
•	evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and
•
reviewing periodically and making recommendations to the Board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

We had no Nominating and Corporate Governance Committee during the year ended December 31, 2006 and our entire board of directors handles the functions that would otherwise be handled by a Nominating and Corporate Governance. In March 2007, the board of directors established a Nominating and Corporate Governance Committee and appointed Larry Goldman, David Murphy and Lei Jiang, each of whom is “independent” as that term is defined under the Nasdaq listing standards. Mr. Jiang serves as the chairman to Our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the Board in identifying individuals qualified to become our directors and in determining the composition of the Board and its committees.

The Nominating and Corporate Governance Committee is responsible for, among other things:

•	identifying and recommending to the Board nominees for election or re-election to the Board, or for appointment to fill any vacancy;
•	reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience and availability of service to us;
•	identifying and recommending to the Board the directors to serve as members of the Board’s committees; and
•	monitoring compliance with our code of business conduct and ethics.

We recognize that transactions between us and any of our directors or executive officers can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of our shareholders. Pursuant to its charter, the Nominating and Corporate Governance Committee considers and makes recommendations to the Board with regard to possible conflicts of interest of Board members or management. The Board then makes a determination as to whether to approve the transaction.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Background and Compensation Philosophy

We have three named executive officers, Qingjie Zhao, our Chief Executive Officer, President and Secretary, Meirong Yuan, our Chief Financial Officer and Treasurer, and Timothy Halter, our former Chief Executive Officer and Chief Financial Officer who resigned on June 22, 2006. Mr. Zhao was also our sole director in 2006 and is a majority shareholder. Mr. Zhao determined the 2006 compensation of our named executive officers in his capacity as our sole director. However, on March 23, 2007, the board of directors established a compensation committee and appointed David Murphy, one of our new independent directors, to serve as committee chair.

Going forward, our compensation committee will be charged with the oversight of executive compensation plans, policies and programs of our company and will have full authority to determine and approve the compensation of our chief executive officer and make recommendations with respect to the compensation of our other executive officers. We expect that our compensation committee will reward superior individual and company performance with commensurate cash and other compensation.

Elements of Compensation

Base Salary

In 2006, we provided our executive officers solely with a base salary to compensate them for services rendered during the year. The base salary we provide is intended to equitably compensate the named executive officers based upon their level of responsibility, complexity and importance of role, leadership and growth potential, and experience. Both are employees-at-will and received an annual salary as provided in their employment agreements, which are reflect in the Summary Compensation Table below.

On June 21, 2006, our subsidiary, Wonder Auto Limited, entered into employment agreements with Qingjie Zhao, our Chief Executive Officer, President and Secretary and Meirong Yuan, our Chief Financial Officer. The employment agreements do not provide payments relating to severance or following a change in control. Our executives are subject to customary non-competition and confidentiality covenants as provided in their employment agreements.

Discretionary Bonus

In 2006, we did not provide bonus compensation to our executive officers; however, the executives are eligible to receive a discretionary bonus pursuant to the terms of their respective employment agreements. If our board of directors determines to do so in the future, bonuses may be paid on an ad hoc basis to recognize superior performance. If the board of directors determines to provide bonus compensation as a regular part of our executive compensation package, our compensation committee will adopt a formal incentive bonus plan, which will establish performance goals for each of the executive officers and maximum amounts that may be earned upon attainment of such performance goals.

Stock-Based Awards under the Equity Incentive Plan

We presently do not have any equity based incentive programs, and we did not grant stock based awards as a component of compensation in 2006. In the future, we may adopt and establish an equity incentive plan pursuant to which awards may be granted and which will provide us with the ability to provide to our eligible employees, including each of our named executive officers, grants of stock compensation awards based on our shares if our compensation committee determines that it is in the best interest of the Company and our shareholders to do so.

Retirement or Pension Benefits

Currently, we do not provide any company sponsored retirement benefits to any employee, including the named executive officers.

Deferred Compensation

We do not have any qualified or nonqualified deferred compensation plans.

Perquisites

Historically, we have provided our named executive officers with minimal perquisites and other personal benefits that we believe are reasonable. We do not view perquisites as a significant of compensation, but do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete. We believe that these additional benefits assist our named executive officers in performing their duties and provide time efficiencies for them. It is expected that our historical practices regarding perquisites will continue and will be subject to periodic review by our board of directors.

Summary Compensation Table

The following table sets forth information concerning all compensation awarded to, earned by or paid to Timothy Halter, our former Chief Financial Officer and Chief Executive Officer, Qingjie Zhao, our present Chief Executive Officer, President, and Secretary, and Meirong Yuan, our Chief Financial Officer, for services rendered in all capacities in 2006. No other executive officers received total compensation in excess of $100,000.

	Annual Compensation
Name And Principal Position	Year	Salary ($)	Total ($)

Qingjie Zhao	2006	$45,000	45,000
Chairman, CEO, President and Director (1)

Meirong Yuan	2006	$30,000	30,000
CFO, Treasurer and Director (2)

Timothy Halter,	2006	—	—
Director, CEO and CFO (3)

(1)
On June 22, 2006, we acquired Wonder Auto Limited in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Zhao became the Chief Executive Officer, President, Secretary and director of our company. Prior to the effective date of the reverse acquisition, Mr. Zhao served at Wonder Auto Limited as the Chairman.

(2)
Mr. Yuan became the Chief Financial Officer and Treasurer of the Company on June 22, 2006. Prior to the effective date of the reverse acquisition, Mr. Yuan served as the Vice President of Jinzhou Wonder Industrial Co., Ltd.

(2)
Timothy P. Halter resigned from all offices he held with our company on June 22, 2006 and his position as our director in July 2006. He did not receive any compensation for his services because the Company was not operating at the time he held these positions.

Compensation of Directors

It is our practice to reimburse our directors for reasonable travel expenses related to attendance at board of directors and committee meetings; however, we did not pay our director fees in 2006 for attending scheduled and special meetings of our board of directors.

On March 23, 2007, in connection with the board of director’s election of Larry Goldman, CPA, David Murphy and Lei Jiang as independent directors, and Meirong Yuan as a director, the Company entered into separate independent director’s Contracts and Indemnification Agreements with each of the independent directors. Under the terms of the independent director’s Contracts, Mr. Goldman is entitled to $50,000, Mr. Murphy is entitled to $40,000 and Mr. Jiang is entitled to $40,000 as annual compensation for the services to be provided by them as independent directors, and as chairpersons of various board committees, as applicable. Under the terms of the Indemnification Agreements, the Company agreed to indemnify the independent directors against expenses, judgments, fines, penalties or other amounts actually and reasonably incurred by the independent directors in connection with any proceeding if the independent director acted in good faith and in the best interests of the Company.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year we did not have a standing compensation committees. Mr. Qingjie Zhao, our Chief Executive Officer and sole director was responsible for the functions that would otherwise be handled by the compensation committee. However, on March 23, 2007, the board of directors established a compensation committee and appointed David Murphy, one of our new independent directors, to serve as committee chair. For more information regarding Mr. Murphy and our new compensation committee please see our current report on Form 8-K filed with the Commission on March 29, 2007.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND
CERTAIN CONTROL PERSONS; CORPORATE GOVERNANCE

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the 2006 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

•
On June 22, 2006, we consummated the transactions contemplated by a share exchange agreement among us and the owners of the issued and outstanding capital stock of Wonder Auto, including Qingjie Zhao, our CEO, President, Secretary and director. Pursuant to the share exchange agreement, we acquired 100 percent of the outstanding capital stock of Wonder Auto in exchange for 21,127,194 shares of our common stock. As a result of this transaction, Mr. Zhao became the beneficial owner of approximately 61.05% of our outstanding capital stock.

•
On May 15, 2006, we entered into an assignment and assumption agreement with Wonder Auto Group and HFG International, Limited, each a Hong Kong Corporation, pursuant to which Wonder Auto Group assigned to Wonder Auto Limited all its rights and obligations under a Financial Advisory Agreement with HFG International, Limited. Under the Financial Advisory Agreement, as assigned, HFG International, Limited agreed to provide Wonder Auto Limited with financial advisory and consulting services in implementing a restructuring plan and facilitating Wonder Auto Limited’s going public transaction. In consideration for these services, HFG International, Limited was paid a fee of $450,000 upon the closing of the going public transaction. Our former officer and director Timothy Halter is the principal stockholder and an executive officer of HFG International, Limited. At the time when the assignment and assumption agreement was entered, Wonder Auto Group and Wonder Auto Limited were under common control. Wonder Auto Group was later sold to an unrelated third party.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We are in the process of adopting a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $50,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, we expect that where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for consideration and approval or ratification. The presentation will be expected to include a description of, among other things, the material facts, and the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our audit committee will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;
•	the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•	the terms of the transaction;
•	the availability of other sources for comparable services or products; and
•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must excuse himself or herself form the deliberations and approval. Our policy will require that, in determining whether to approve, ratify or reject a related-person transaction, our audit committee must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of our Company and our shareholders, as our audit committee determines in the good faith exercise of its discretion. We did not previously have a formal policy concerning transactions with related persons.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

CHANGE IN ACCOUNTANTS

On June 22, 2006, concurrent with the change in control transaction discussed above, our board of directors elected to continue the existing relationship of our subsidiary Wonder Auto with PKF Hong Kong, Certified Public Accountants and appointed PKF Hong Kong, Certified Public Accountants as our independent auditor. Additionally, concurrent with the decision to maintain our relationship with PKF Hong Kong, Certified Public Accountants, our board of directors approved the dismissal of Meyler & Company, LLC as our independent auditor.

No accountant’s report issued by Meyler & Company, LLC on the financial statements for either of the past two (2) years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles, except for a going concern opinion expressing substantial doubt about the ability of us to continue as a going concern.

During our two most recent fiscal years ended December 31, 2006 and 2005, there were no disagreements with Meyler & Company, LLC on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure. There were no reportable events, as described in Item 304(a)(1)(v) of Regulation S-K, during our two most recent fiscal years ended December 31, 2006 and 2005.

We furnished a copy of this disclosure to Meyler & Company, LLC and requested Meyler & Company, LLC to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree. A copy of the letter was filed by us as Exhibit 16.1 to our current report on Form 8-K, filed on June 23, 2006.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 6,795,031 shares of our common stock that were issued to selling stockholders pursuant to transactions exempt from registration under the Securities Act of 1933. All of the common stock offered by this prospectus is being offered by the selling stockholders for their own accounts. The selling stockholders are divided into two categories: (i) investors from the Wonder Auto private placement transaction and stock transfer transaction and (ii) certain investors related to the stock acquisition of our common stock by HFI.

Wonder Auto Private Placement Transaction and stock transfer transaction

On June 22, 2006, Wonder Auto sold 45.277236 shares of its common stock to 24 accredited investors for a total of $12,000,000. These shares were subsequently exchanged for 1,592,669 shares of our common stock. On the same date, Empower Century Limited, a stockholder of Wonder Auto, also transferred 30.184824 shares of its common stock of Wonder Auto to these 24 investors in exchange for $8 million, such shares were subsequently exchanged for 1,061,780 shares of our common stock. The issuance and transfer above were made in reliance on Regulation D, and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate the investment, and who represented to us that the shares were being acquired for investment.

As of July 26, 2006 when the forward stock split became effective, the 2,654,449 shares of our common stock owned by these 24 investors were increased to 6,499,994 shares.

Stock Purchased By HFI

Pursuant to the Stock Purchase Agreement, dated December 19, 2005, Halter Financial Investments, L.P. purchased 1,000,000 shares of our common stock, which becomes 2,448,721 shares as a result of the forward stock split effected on July 26, 2006. The purchase above was made in reliance on Section 4(1-½ ) exemption. We are registering such shares owned by HFI and its transferees.

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of September 25, 2006 are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder’s percentage of ownership in the following table is based upon 23,959,994 shares of common stock outstanding as of October 25, 2006.

Except as specifically set forth in the footnotes to the table, none of the selling stockholders has held a position as an officer or director of our, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates. All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders. Furthermore, except as specifically set forth in the footnote to the table below, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

For additional information, refer to “Security Ownership of Certain Beneficial Owners and Management” below.

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. We will file a supplement to this prospectus to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Name and Address	Beneficial Before the Offering	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(1)
Zhihao Zhang (2) 2-1402, No. 99 Pucheng Road, Shanghai, PRC	857,125	857,125	0	*
Maoquan Gong (3) c/o Halter Financial Investments, L.P. 12890 Hill Top Road Argyle, TX, 76226	337,235	337,235	0	*
Heritage Management Consultants, Inc. 19 Shelter Cove Lane, #101, Hilton Head Island, SC, 29928 (5)	17,749	17,749	0	*
William P. Wells 5100 Poplar Avenue, Suite 512 Memphis, TN 38117	1,930	1,930	0	*

Name and Address	Beneficial Before the Offering	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(1)
Stephen L. Parr 2020 Old Oak Drive Memphis, TN 38119	1,930	1,930	0	*
Travis L. Parr 71 Livernois, Suite G Rochester Hills, MI 48307-1041	1,930	1,930	0	*
David Parr 2605 Justin Matthews Drive N. Little Rock, AK 72116	1,930	1,930	0	*
Mathew M. Wirgau 3737 Burning TreeDrive Bloomfield Hills, MI 48302-1534	1,930	1,930	0	*
James W. McDowell, Jr. P.O. Box 7807 Louisville, KY 40257	1,937	1,937	0	*
Pieter Bottelier 5117 Chevy Chase Parkway NW Washington, DC 20008	11,585	11,585	0	*
James Sasser 4810 32nd St NW Washington, DC 20008	11,585	11,585	0	*
Liu Hong Rui Room 501, No. 2 Unit, No 16 Bldg Donghuashi Beilixiqu Chongwen District Beijing China PC 100062	11,585	11,585	0	*
Atlas Allocation Fund, L.P. 100 Crescent Court, #880 Dallas, TX 75201 (6)	324,998	324,998	0	*
Gerald Bolfing 3613 Rockey Ledge Circle Waco, TX 76708	32,499	32,499	0	*
Daniel O. Conwill IV (4) 70 Audubon Blvd. New Orleans, LA 70118	162,499	162,499	0	*
Gary C. Evans 1808 Point de Vue Suite 1000 Flower Mound, TX 75022	336,583	336,583	0	*
William W. Gay 524 Stockton Street Jacksonville, FL 32204	16,250	16,250	0	*

Name and Address	Beneficial Before the Offering	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(1)
Harold E. Gear 2558 Admirals Walk Drive South Orange Park, FL 32073	16,250	16,250	0	*
Matthew Hayden 1401 Havens Drive N. Myrtle Beach, SC 29582	64,999	64,999	0	*
David Kenkel 148 Wedgewood Lane Whitefish, MT 59937	16,250	16,250	0	*
Michael R. Kindred and Mary A. Kubes-Kindred, Joint Tenants 5810 Windmier Lane Dallas, TX 75252	32,499	32,499	0	*
Glenn A. Little 211 W. Wall Street Midland, TX 79701	32,499	32,499	0	*
Pinnacle China Fund, L.P. 4965 Preston Park Blvd., Suite 240 Plano, TX 75093 (8)	2,372,510	2,372,510	0	*
Dean C. Pisani 517 Round Hollow Lane Southlake, TX 76092	16,250	16,250	0	*
Carolyn Prahl 5133 Lake in the Woods Lakeland, FL 33813	32,499	32,499	0	*
Precept Capital Master Fund, G.P. c/o Precept Capital Management 100 Crescent Court, Suite 850 Dallas, TX 75201 (9)	162,499	162,499	0	*
Sandor Capital Master Fund, L.P. 2828 Routh Street, Suite 500 Dallas, TX 75201 (10)	324,998	324,998	0	*
Sterling Research & Management LLC 225 Valley Rd. NW Atlanta, GA 30305 (11)	97,501	97,501	0	*
Michael K. Studer 4804 Anchor Court Flower Mound, TX 75022	16,250	16,250	0	*
The Frost National Bank, FBO Renaissance US Growth Investment Trust PLC, Trust No. W00740100 Frost National Bank 8080 N. Central Expressway, Suite 210 Attn: Henri Domingues T-8 Dallas, TX 75206 (12)	243,750	243,750	0	*

Name and Address	Beneficial Before the Offering	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(1)
The Frost National Bank FBO US Special Opportunities Trust PLC, Trust No. W00118000 Frost National Bank 8080 N. Central Expressway, Suite 210 Attn: Henri Domingues T-8 Dallas, TX 75206 (12)	243,750	243,750	0	*
Booth & Co., Tax ID 36-6033750, c/o Premier RENN US Emerging Growth Fund Limited, Account # PRN01/17-28085 PREMIER RENN US EMERGING GROWTH FUND LTD. Acct #PRN01/17-28085 c/o Cristina Ramones 8080 N. Central Expressway, Suite 210 Attn: Henri Domingues T-8 Dallas, TX 75206 (12)	162,498	162,498	0	*
John H. Trescot Jr. A Ways Away East Palatka, FL 32131	16,250	16,250	0	*
Westpark Capital, L.P. 4965 Preston Park Blvd #220 Plano, TX 75093 (13)	629,800	629,800	0	*
Whitebox Intermarket Partners, LP 3033 Excelsior Blvd. #300 Minneapolis, MN 55416 (14)	162,499	162,499	0	*

*	Less than 1%

(1)	Assuming all shares offered are sold.
(2)	Zhihao Zhang is an affiliate of Halter Financial Group L.P. of which our former officer and director Timothy Halter is a principal stockholder and which provides consulting services to us.
(3)	Maoquan Gong is an affiliate of Halter Financial Group L.P. of which our former officer and director Timothy Halter is a principal stockholder and which provides consulting services to us.
(4)
Daniel O. Conwill IV is the president of Global Hunter Securities, a registered broker-dealer which received cash compensation in connection with our subsidiary Wonder Auto Limited’s private placement transaction.

(5)	Jim Groh is the President and owner and has voting power and investment power over securities held by Heritage Management Consultants, Inc.
(6)	Robert H. Alpert is the President of Atlas Allocation Fund LP and has voting power and investment power over securities held by Atlas Allocation Fund LP.
(7)	Kent C. McCarthy has voting power and investment power over securities held by Jayhawk Fund (Cayman), Ltd.

(8)
Pinnacle China Advisers, L.P. (“China Advisers”) is the general partner of The Pinnacle China Fund, L.P. (“Pinnacle China”). Pinnacle China Management, LLC (“China Management”) is the general partner of China Advisers. Kitt China Management, LLC (“China Manager”) is the manager of China Management. Mr. Barry Kitt is the manager of China Management. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle China. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle China.

(9)
D. Blair Baker is the President and CEO of Precept Capital Master Fund, G.P. and has voting power and investment power over securities held by Precept Capital Master Fund, G.P. Mr. Baker disclaims beneficial ownership of the shares.

(10)
John S. Lemak is the General Partner of Sandor Capital Master Fund, L.P. and has voting power and investment power over securities held by Sandor Capital Master Fund, L.P. Mr. Lemak disclaims beneficial ownership of the shares except as it pertains to his interest in the partnership.

(11)	Louis Teplis and James Shaw are the managers of Sterling Research & Management LLC and have voting power and investment power over securities held by Sterling Research & Management LLC.
(12)
Russell Cleveland has voting power and investment power over securities held by Renaissance US Growth Investment Trust PLC, US Special Opportunities Trust PLC and Premier RENN US Emerging Growth Fund Limited. Mr. Cleveland disclaims beneficial ownership of the shares.

(13)
Patrick J. Brosnahan is the General Partner of Westpark Capital, L.P. and has voting power and investment power over securities held by Westpark Capital, L.P. Mr. Brosnahan disclaims beneficial ownership of the shares.

(14)	Andrew J. Redleaf has voting power and investment power over securities held by Whitebox Intermarket Partners, LP. Mr. Redleaf disclaims beneficial ownership of the shares.

We will not receive any of the proceeds from the sale of any shares by the selling stockholders. We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the Securities and Exchange Commission registration fee and legal, accounting, printing and other expenses of this offering.

We will not receive any of the proceeds from the sale of any shares by the selling stockholders. We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the Securities and Exchange Commission registration fee and legal, accounting, printing and other expenses of this offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our Common Stock as of the close of business on May 7, 2006 for: (i) each person known by us to beneficially own more than 5% of our voting securities, (ii) each executive officer, (iii) each of our directors and nominees, and (iv) all of our executive officers and directors as a group. Shares owned as of May 7, 2006 are based upon public filings with the SEC.

Unless otherwise specified, the address of each of the persons set forth below is in care of Wonder Auto No. 56 Lingxi Street, Taihe District, Jinzhou City, Liaoning, People’s Republic of China, 121013.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(1)
	Number(2)	Percent(3)
Qingjie Zhao (4)	12,977,200	54.2%
Yuncong Ma	0	*
Seuk Jun Kim	0	*
Yuguo Zhao	0	*
Yongdong Liu	0	*
Meirong Yuan	0	*
Larry Goldman	0	*
David Murphy	0	*
Lei Jiang	0	*
Empower Century Limited (5)	7,083,591	29.6%
Choice Inspire Limited (6)	5,893,609	24.6%
Xiangdong Gao (7) 242 1-2 Xiangyang Community, Songshan District, Chifeng City, Inner Mongolia, PRC.	1,650,000	6.9%
Pinnacle China Fund, L.P. (8) 4965 Preston Park Blvd. Suite 240, Plano, Texas 75093	2,372,510	9.9%
All officers and directors as a group	12,977,200	54.2%

*	Denotes less than 1% of the outstanding shares of Common Stock.

(1)
The number of shares beneficially owned is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power, and also any shares which the individual has the right to acquire within 60 days of the Record Date, through the exercise or conversion of any stock option, convertible security, warrant or other right (a “Presently Exercisable” security). Including those shares in the table does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

(2)
Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of common stock listed as owned by that person or entity.

(3)
A total of 23,959,994 shares of the Company’s common stock are considered to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(4)
Including 5,893,609 shares owned by Choice Inspire Limited of which Mr. Zhao is a 75% shareholder and chairman and 7,083,591 shares owned by Empower Century Limited of which Mr. Zhao is a 37.67% shareholder and chairman.

(5)	Qingjie Zhao, our CEO, President, Secretary and director owns 37.67% Empower Century Limited.
(6)	Qingjie Zhao, our CEO, President, Secretary and director owns 75% Choice Inspire Limited.
(7)
Pursuant to an agreement dated February 8, 2007 among Choice Inspire Limited, Empower Century and Mr. Gao, Choice Inspire Limited and Empower Century Limited have agreed to give their rights of the entitlement to the 1,650,000 shares held in escrow with Securities Transfer Corporation in connection with that certain make good escrow agreement, date June 22, 2006, to Xiangdong Gao without consideration.

(8)	Barry Kitt is the sole officer of Pinnacle China Advisors, L.P. which is the general partner of Pinnacle China Fund, L.P.

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 90,000,000 shares of common stock, par value $0.0001 per share. Prior to the closing the reverse merger transaction, we effected a 20-for-1 reverse split of our common stock in February 2006. As a result, the total number of our issued and outstanding common stock on February 13, 2006 was reversed from 23,173,000 shares to 1,156,850 shares. The purposes of the reverse split were to decrease the number of shares of common stock outstanding so as to make us more attractive to a potential merger or acquisition candidate and increase the per share market price for our common stock. In connection with the reverse acquisition of Wonder Auto in June 2006, we issued 6,795,031 shares of our common stock to shareholders of Wonder Auto which increased our total issued and outstanding stock into 9,784,708. On July 26, 2006, we effected a 1-for-2.448719 forward stock split of our common stock which increased our total issued and outstanding shares of common stock into 23,959,994.

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that the persons receiving the greatest number of votes shall be the directors. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We may issue shares of non-voting preferred stock in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the un-issued preferred stock might tend to discourage or render more difficult a merger or other change in control.

No shares of preferred stock are currently outstanding. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

Our independent stock transfer agent is Securities Transfer Corporation, located in Frisco, Texas. Their mailing address is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034. Their phone number is (469) 633-0100.

SHARES ELIGIBLE FOR FUTURE SALE

As of May 9, 2007, there were 23,959,994 shares of the Registrant’s common stock outstanding.

Shares Covered by this Prospectus

All of the 6,795,031 shares being registered in this offering may be sold without restriction under the Securities Act of 1933.

Rule 144

The resale of shares that are held by our affiliates and the resale of shares that are held by non-affiliates for a period of less than two years are governed by the following requirements of Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who may be deemed to be an “affiliate” (as the term “affiliate” is defined under the Securities Act of 1933), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which as of May 9, 2007 would equal 239,600 shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

However, since our shares are quoted on the NASD’s Electronic Bulletin Board, which is not an “automated quotation system,” our stockholders cannot rely on the market-based volume limitation described in the second bullet above. If, in the future, our securities are listed on an exchange or quoted on NASDAQ, then our stockholders would be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Sales under Rule 144 are also governed by other requirements regarding the manner of sale, notice filing and the availability of current public information about us. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell shares that are “restricted securities” which have been held for at least two years without regard to the limitations contained in Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

Other than the 2,449 shares of our outstanding common stock that are eligible for resale under Rule 144(k) below, we believe that none of our outstanding shares may currently be sold in reliance on Rule 144.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

We believe that 2,449 of our outstanding shares may currently be sold in reliance on Rule 144.

PLAN OF DISTRIBUTION

The selling stockholders, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

-	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

-	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

-	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

-	an exchange distribution in accordance with the rules of the applicable exchange;

-	privately negotiated transactions;

-	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

-	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

-	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

-	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein are “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between any of the selling stockholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Stockholders” for description of any material relationship that a stockholder has with us and the description of such relationship.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to pay certain fees and expenses incurred by us incident to the registration of the shares. Such fees and expenses are estimated to be $313,873. We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Thelen Reid Brown Raysman & Steiner LLP, Washington, D.C.

EXPERTS

The financial statements of Wonder Auto Technology, Inc. included in this prospectus and in the registration statement have been audited by PKF Hong Kong, Certified Public Accountants, independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

WONDER AUTO TECHNOLOGY, INC.
Consolidated Financial Statements
(Stated in US dollars)

Wonder Auto Technology, Inc.
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Sole Director and Stockholders of
Wonder Auto Technology, Inc.

We have audited the accompanying consolidated balance sheets of Wonder Auto Technology, Inc. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ PKF
Certified Public Accountants
Hong Kong
February 12, 2007

Wonder Auto Technology, Inc.
Consolidated Statements of Operations
(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Revenue
Sales	$72,150,483	$48,062,805	$42,265,874
Cost of sales	(58,289,903)	(36,787,115)	(33,073,766)

Gross profit	13,860,580	11,275,690	9,192,108

Expenses
Administrative expenses	1,449,031	1,011,123	732,370
Amortization and depreciation
- Notes 13, 14 and 15	175,803	127,998	110,962
Other operating expenses	142,442	16,257	49,169
(Recovery of) / provision for doubtful debts	(7,701)	-	1,906
Selling expenses	2,136,655	2,148,426	1,510,470

	3,896,230	3,303,804	2,404,877

Income before the following items and taxes	9,964,350	7,971,886	6,787,231
Interest income	96,810	28,539	13,554
Other income	356,590	136,711	148,056
Professional fee for reverse takeover	(159,440)	-	-
Finance costs - Note 5	(1,033,551)	(838,954)	(643,141)
Equity in net income of unconsolidated
affiliates - Note 4	371,005	-	-

Income before income taxes	9,595,764	7,298,182	6,305,700
Income taxes - Note 6	(1,270,391)	(897,256)	(718,298)
Minority interests - Note 7	(101,827)	-	-

Net income	$8,223,546	$6,400,926	$5,587,402

Earnings per share: basic and diluted - Note 8	$0.40	$0.37	$0.32

Weighted average number of shares
outstanding:
basic and diluted	20,787,279	17,227,198	17,227,198

See Notes to Consolidated Financial Statements

Wonder Auto Technology, Inc.
Consolidated Balance Sheets
(Stated in US Dollars)

	As of December 31,
	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$8,203,699	$4,368,757
Restricted cash - Note 9	4,876,879	3,597,609
Marketable securities	-	37,159
Trade receivables (net of allowance of doubtful accounts of $32,150 in 2006, $38,745 in 2005)	24,696,982	18,472,619
Bills receivable	3,098,314	3,528,649
Other receivables, prepayments and
deposits - Note 10	1,254,209	392,906
Inventories - Note 11	13,689,374	7,807,610
Amount due from a related company
- Note 18	69,561	-
Deferred taxes - Note 6	237,570	261,548

Total current assets	56,126,588	38,466,857
Know-how - Note 12	1,468,089	1,421,556
Trademarks and patents - Note 13	11,418	1,907
Property, plant and equipment, net - Note 14	13,945,846	10,648,082
Land use right - Note 15	1,203,256	580,020
Deposit for acquisition of property, plant and
equipment	1,740,548	819,183
Investment in an unconsolidated affiliate
- Note 4	527,627	-
Goodwill - Note 4	2,771,293	-
Deferred taxes - Note 6	205,475	152,316

TOTAL ASSETS	$78,000,140	$52,089,921

See Notes to Consolidated Financial Statements

Wonder Auto Technology, Inc.
Consolidated Balance Sheets (Cont’d)
(Stated in US Dollars)

	As of December 31,
	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Trade payables - Note 9	$9,631,537	$10,299,879
Bills payable - Note 9	8,628,078	7,060,222
Other payables and accrued expenses
- Note 16	3,121,533	709,822
Provision for warranty - Notes 4 and 17	1,049,344	914,403
Dividend payable	-	1,699,282
Income tax payable	398,768	161,277
Amount due to a stockholder - Note 18	-	5,149
Amount due to an unconsolidated affiliate
- Note 18	37,492	-
Secured short-term bank loans - Note 19	14,326,831	7,431,813

Total current liabilities	37,193,583	28,281,847

Secured long-term bank loans - Note 19	-	4,954,542

TOTAL LIABILITIES	37,193,583	33,236,389

COMMITMENTS AND CONTINGENCIES
- Note 20

MINORITY INTERESTS - Note 4	2,579,572	-

STOCKHOLDERS’ EQUITY
Preferred stock: par value $0.0001 per share; authorized 10,000,000 shares in 2006 and 2005; none issued and outstanding	-	-
Common stock: par value $0.0001 per share
- Note 21
Authorized 90,000,000 shares in 2006 and 2005; issued and outstanding 23,959,994 shares in 2006 and 17,227,198 shares in 2005	2,396	1,723
Additional paid-in capital - Note 21	22,140,143	11,998,377
Statutory and other reserves - Note 22	3,148,265	2,347,848
Accumulated other comprehensive income
- Note 23	1,452,138	444,670
Retained earnings	11,484,043	4,060,914

TOTAL STOCKHOLDERS’ EQUITY	38,226,985	18,853,532

TOTAL LIABILITIES AND STOCKHOLDERS’
EQUITY	$78,000,140	$52,089,921

See Notes to Consolidated Financial Statements

Wonder Auto Technology, Inc.
Consolidated Statements of Cash Flows
(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net income	$8,223,546	$6,400,926	$5,587,402
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,401,541	1,158,561	986,517
Amortization of trademarks and patents	769	342	338
Amortization of land use right	28,883	26,245	25,980
Deferred taxes	(16,369)	857	(144,817)
Loss on disposal of property, plant and
equipment	79,527	-	19,489
(Recovery of)/provision for doubtful debts	(7,701)	-	1,906
(Recovery of)/provision for obsolete
inventories	(52,470)	(186,646)	126,524
Equity in net income of an unconsolidated
affiliate	(371,005)	-	-
Increase in minority interests	101,827	-	-
Changes in operating assets and liabilities:
Trade receivables	(5,493,345)	(7,073,894)	840,070
Bills receivable	1,536,869	(73,117)	(736,499)
Other receivables, prepayments and deposits	(664,255)	96,624	(232,531)
Inventories	(4,481,151)	(415,127)	2,860,283
Trade payables	460,403	5,288,135	(3,267,345)
Bills payable	601,360	5,729,402	1,206,680
Amount due to an unconsolidated affiliate	36,719	-	-
Other payables and accrued expenses	(263,895)	340,742	(115,934)
Provision for warranty	102,845	76,155	41,326
Income tax payable	164,834	69,896	39,948

Net cash flows provided by operating activities	1,388,932	11,439,101	7,239,337

Cash flows from investing activities
Payments to acquire trademarks and patents	(10,023)	-	(206)
Payments to acquire and for deposit for acquisition of property, plant and equipment	(3,627,589)	(2,062,891)	(2,879,320)
Proceeds from sales of property, plant and equipment	73,169	-	31,012
Payment to acquire marketable securities	-	(36,571)	-
Proceeds from sales of marketable securities	37,585	-	-
Increase in restricted cash	(917,757)	(2,963,170)	(623,072)
Cash acquired from the RTO	419	-	-
Payment to acquire Wonder Friends
- Notes 1 and 4	(500,000)	-	-
Payment to acquire Dong Woo
- Notes 1 and 4	(2,430,000)	-	-
Cash inflow from Dong Woo - Note 4	237,331	-	-

Net cash flows used in investing activities	$(7,136,865)	$(5,062,632)	$(3,471,586)

Wonder Auto Technology, Inc.
Consolidated Statements of Cash Flows (Cont’d)
(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Cash flows from financing activities
(Repayment to)/advance from a stockholder	$(5,149)	$-	$5,149
Amount due from a related company	(68,128)	-	-
Dividend paid to stockholders	(1,719,985)	(6,958,197)	(4,666,033)
Proceeds from bank loans	17,573,649	12,386,355	9,127,907
Repayment of bank loans	(16,696,664)	(9,416,624)	(8,628,534)
Proceeds from issuance of shares in
connection with the reorganization before
RTO	-	-	100
Net proceed from issue of shares	10,142,020	-	-

Net cash flows provided by (used in) financing activities	9,225,743	(3,988,466)	(4,161,411)

Effect of foreign currency translation on cash and cash equivalents	357,132	150,993	74

Net increase (decrease) in cash and cash equivalents	3,834,942	2,538,996	(393,586)

Cash and cash equivalents - beginning of period	4,368,757	1,829,761	2,223,347

Cash and cash equivalents - end of period	$8,203,699	$4,368,757	$1,829,761

Supplemental disclosures for cash flow information:
Non-cash financing activity:
Issuance of 8,613,599 shares of WAL’s common stock for the acquisition of entire equity interests in Man Do Auto and Jinzhou Halla in conjunction with the reorganization	$-	$-	$100
Outstanding payable for acquisition of a subsidiary	$2,420,000	$-	$-
Cash paid for:
Interest	$807,693	$611,326	$537,958
Income taxes	$1,121,927	$826,503	$823,165

See Notes to Consolidated Financial Statements

Wonder Auto Technology, Inc.
Consolidated Statements of Stockholders’ Equity
(Stated in US Dollars)

	Common stock		Additional	Statutory	Accumulated other
	No. of shares	Amount	paid-in capital	and other reserves	comprehensive income	Retained earnings	Total

Balance, January 1, 2004	17,227,198	$1,723	$11,998,277	$1,061,191	$23,818	$3,734,432	$16,819,441
Issuance of shares in connection with the reorganization	-	-	100	-	-	-	100
Comprehensive income
Net income	-	-	-	-	-	5,587,402	5,587,402
Foreign currency translation adjustments	-	-	-	-	766	-	766
Total comprehensive income							5,588,168
Appropriation to reserves	-	-	-	645,488	-	(645,488)	-
Dividend	-	-	-	-	-	(4,694,894)	(4,694,894)

Balance, December 31, 2004	17,227,198	1,723	11,998,377	1,706,679	24,584	3,981,452	17,712,815
Comprehensive income
Net income	-	-	-	-	-	6,400,926	6,400,926
Foreign currency translation adjustments	-	-	-	-	420,086	-	420,086
Total comprehensive income							6,821,012
Appropriation to reserves	-	-	-	641,169	-	(641,169)	-
Dividend	-	-	-	-	-	(5,680,295)	(5,680,295)

Balance, December 31, 2005	17,227,198	1,723	11,998,377	2,347,848	444,670	4,060,914	18,853,532
Recapitalization	2,832,800	283	136	-	-	-	419
Share issued for proceeds of $12 million	3,899,996	390	11,999,610	-	-	-	12,000,000
Cost of raising capital	-	-	(1,857,980)	-	-	-	(1,857,980)
Comprehensive income
Net income	-	-	-	-	-	8,223,546	8,223,546
Foreign currency translation adjustments	-	-	-	-	1,007,468	-	1,007,468
Total comprehensive income							9,231,014
Appropriation to reserves	-	-	-	800,417	-	(800,417)	-

Balance, December 31, 2006	23,959,994	$2,396	$22,140,143	$3,148,265	$1,452,138	$11,484,043	$38,226,985

See Notes to Consolidated Financial Statements

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

1.        Corporate information

Wonder Auto Technology, Inc. (the “Company”) was incorporated in State of Nevada on June 8, 2000. The Company’s shares are quoted for trading on the Over-The-Counter Bulletin Board in the United States of America.

Pursuant to the Plan of Reorganization dated on June 22, 2006, the Company acquired 100% ownership interest in Wonder Auto Limited (“WAL”), a limited company incorporated in the British Virgin Islands, in consideration for the issuance of the Company’s 17,227,198 common shares (as adjusted for a 2.449719-for-1 forward stock split on July 26, 2006 (“Forward Stock Split”)) to the former stockholders of WAL (“WAL Former Stockholders”) and 3,899,996 shares as adjusted for Forward Stock Split to new investors.

The aforesaid transaction was completed on June 22, 2006 and thereafter WAL became a wholly owned subsidiary of the Company and WAL Former Stockholders became the majority stockholders of the Company. This transaction constituted a reverse takeover transaction (“RTO”).

Following the RTO, through WAL, the Company indirectly owned Man Do Auto Technology Co., Ltd. (“Man Do Auto”) and Jinzhou Halla Electrical Equipment Co., Ltd. (“Jinzhou Halla”). The entire issued and outstanding common stock of Man Do Auto is directly held by the WAL. In respect of Jinzhou Halla, 61% of its common stock is directly held by the WAL whilst 39% is indirectly held by the WAL through Man Do Auto.

On August 23, 2006, WAL entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Winning International Development Limited (“Winning”), a British Virgin Islands corporation, which held 50% equity interest in Jinzhou Dong Woo Precision Co. Ltd. (“Dong Woo”). The remaining 50% equity interest is held by two independent third parties in equal proportion (that is 25% each). Dong Woo was established in the People’s Republic of China (the “PRC”) and is a supplier of raw materials to WAL. More details and accounting treatment on investment in Dong Woo are set out in note 4.

On September 21, 2006, Jinzhou Halla together with two independent third parties established Jinzhou Wonder Friends Mechanical Parts Co., Ltd. (“Wonder Friends”) in the PRC. Jinzhou Halla contributed $0.5 million to its registered capital representing 20.41% equity interest thereon. Wonder Friends is principally engaged in manufacturing of piston rods, vibration-dampers and rotary axes for motor vehicles. More details and accounting treatment on investment in Wonder Friends are set out in note 4.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

2.        Description of business

Following the RTO as detailed in note 3(i), the Company commenced to be engaged in the manufacture and distribution of automotive electrical components, namely starters and alternators, in the PRC.

The products of the Company are suitable for use in various types of automobiles. However, the Company currently has more market presence in the sedan and passenger cars, pickup trucks and sport utility vehicles segments.

The customers include renowned automakers and automotive components suppliers in the PRC. As an integral part of developing customer relationship, the Company will offer to its customers product design and development services for their new car models or automotive components based on customers’ required specifications.

The raw materials used in production are mainly divided into four groups, namely metal parts, semiconductors, chemical and packaging materials.

It is the Company’s policy to only purchase raw materials from selected suppliers, both locally and overseas from South Korea because management believed that the South Korean suppliers provide the Company with goods that domestic manufacturers cannot produce consistently at a high quality.

3.        Basis of presentation

(i)
Pursuant to the Plan of Reorganization dated on June 22, 2006, the Company issued 21,127,194 shares as adjusted for Forward Stock Split of common stock, par value $0.0001 per share, to the stockholders of WAL (17,227,198 shares as adjusted for Forward Stock Split to WAL Former Stockholders and 3,899,996 shares as adjusted for Forward Stock Split to new investors), representing approximately 88.2% of the Company post-exchange issued and outstanding common stock, in exchange for 100% of the outstanding capital stock of WAL.

The RTO has been accounted for as a recapitalization of the Company whereby the historical financial statements and operations of WAL become the historical financial statements of the Company, with no adjustment to the carrying value of the assets and liabilities. The 2,832,800 shares as adjusted of the Company outstanding prior to the RTO are accounted for at $419 of net book value at the time of the RTO. The accompanying consolidated financial statements reflect the recapitalization of the stockholders equity as if the transaction occurred as of the beginning of the first period presented.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

3.        Basis of presentation (Cont’d)

(ii)
On June 22, 2006, WAL completed a private placement pursuant to which WAL issued to certain accredited investors 45.277236 shares of its common stock for $12,000,000, such shares were subsequently exchanged for 3,899,996 shares as adjusted for Forward Stock Split on July 26, 2006 of the common stock of the Company in connection with the RTO.

In connection with the private placement, WAL's two stockholders, Choice Inspire Limited (“CIL”) and Empower Century Limited (“ECL”) entered into an escrow agreement with the private placement investors. Pursuant to the escrow agreement, CIL and ECL agreed to certain “make good” provisions. In the escrow agreement, WAL established minimum net income thresholds of $8,140,000 for the fiscal year ended December 31, 2006 and $12,713,760 for the fiscal year ending December 31, 2007. CIL and ECL deposited a total of 3,300,000 shares as adjusted for Forward Stock Split on July 26, 2006 of the Company’s common stock into escrow with Securities Transfer Corporation under the escrow agreement. If the 2006 net income threshold is not achieved, then the escrow agent must deliver 1,650,000 shares to the investors on a pro rata basis (based upon the total number of shares purchased by the investors in connection with the private placement transaction) and if the 2007 net income threshold is not achieved, the escrow agent must deliver the second 1,650,000 shares to the investors on a pro rata basis. However, only those private placement investors who remain our stockholders at the time the escrow shares become deliverable are entitled to their pro rata portion of such escrow shares.

On February 8, 2007, stockholders of CIL and ECL resolved to surrender the right of entitlement to the 1,650,000 shares in aggregate for the fiscal year ended December 31, 2006 placed with the escrow agent to Xiangdong Gao under the escrow agreement. On the same date, an agreement was signed between CIL, ECL and Xiangdong Gao whereby both CIL and ECL have agreed to give the right of the entitlement to the aforementioned escrowed shares related to the fiscal year ended December 31, 2006 to Xiangdong Gao as a gift (that is for nil consideration). Xiangdong Gao is a beneficial stockholder of the Company.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

4.        Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company acquired 50% equity interest in Dong Woo, one of the Company’s primary raw material suppliers, on August 23, 2006. The board of directors of Dong Woo consists of 5 members, three out of which were nominated by WAL whilst the remaining two board members by the other two shareholders of Dong Woo. The board is the highest authority of Dong Woo and has power to make operating and financing decision. Before November 18, 2006, any valid resolution of the board should be made by over two-third of the board members (i.e. four board members or more). Based on the foregoing, the management of the Company was of the view that the Company had significant influence but not control over the operations of Dong Woo. Accordingly, the investment in Dong Woo was initially recognized at cost and subsequently accounted for under the equity method of accounting, under which the attributable share (that is 50%) of Dong Woo’s net income is recognized in the period in which it is earned by Dong Woo from the date of acquisition till November 17, 2006. On November 18, 2006, Dong Woo amended its Memorandum and Articles of Association such that any valid resolution of the board shall only be made by more than a half of the board members with immediate effect. Without any change in the composition of the board as before, the Company obtained control over Dong Woo and the results of operations and the financial position of Dong Woo is consolidated since then.

The financial position of Dong Woo as of November 18, 2006 is as follows :-

Cash and cash equivalents	$237,331
Restricted cash	361,512
Receivable	2,931
Bills receivable	1,019,550
Other receivable, prepayment and deposits	168,463
Inventories	985,558
Property, plant and equipment	1,720,399
Land use right	631,390
Amount due from Jinzhou Halla	3,496,918
Accounts payable	(2,033,220)
Bills payable	(720,057)
Other repayable and accrued expenses	(237,040)
Income tax payable	(63,675)
Secured short-term bank loans	(637,219)

Net assets	$4,932,841

The net cash inflows from Dong Woo on November 18, 2006 (i.e. The date on which was obtained control) is $237,331.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

4.        Summary of significant accounting policies (Cont’d)

Principles of consolidation (cont’d)

The Company acquired the 50% equity interest in Dong Woo at a cash purchase price of $4.85 million, which is contingent on whether Dong Woo can attain a net income of $1.63 million for the fiscal year ended December 31, 2006. If Dong Woo fails to attain $1.63 million, the Company is entitled to deduct the purchase price proportionately with the amount of the unfulfilled net income. For the year ended December 31, 2006, Dong Woo has achieved the above said income target.

According to the payment terms of the share purchase agreement, $2.43 million of the purchase price was paid within one month after signing of the share purchase agreement and the remaining $2.42 million will be paid within 5 days after the confirmation by WAL that Dong Woo attains the said income target. As Dong Woo has met the income target, the Company will write to confirm its achievement in the near future. Accordingly, purchase price of $2.42 million was still outstanding as of December 31, 2006.

As of December 31, 2006, the consolidated balance sheet reflects a goodwill identified on acquisition of Dong Woo amounted to $2.77 million which represents the excess of the purchase price of $4.85 million over the attributable share (that is 50%) of fair value of acquired identifiable net assets of Dong Woo amounted to $2.08 million.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. Pursuant to the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized and is subjected to an annual impairment test which occurs in the fourth quarter of each fiscal year.

Goodwill will be written down only when and if impairment is identified and measured, based on future events and conditions.

Minority interests

Minority interests resulted from the consolidation of 50% owned subsidiary, Dong Woo, where the Company has control over its operations.

Investment in an unconsolidated affiliate

The Company accounts for the 20.41% investment in Wonder Friends (an investment in which the Company exercises significant influence but does not control) using the equity method, under which the share of Wonder Friends’ net income is recognized in the period in which it is earned by Wonder Friends. As of December 31, 2006, the investment in unconsolidated affiliate of $0.53 million represents attributable share of the underlying net assets of Wonder Friends.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

4.        Summary of significant accounting policies (Cont’d)

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes, provision for warranty and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade and bills receivables. As of December 31, 2006 and 2005, substantially all of the Company’s cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC, which management believes are of high credit quality. With respect to trade and bills receivables, the Company extends credit based on an evaluation of the customer’s financial condition. The Company generally does not require collateral for trade receivables and maintains an allowance for doubtful accounts of trade receivables.

Regarding bills receivable, they are undertaken by the banks to honor the payments at maturity and the customers are required to place deposits with the banks equivalent to certain percentage of the bills amount as collateral. These bills receivable can be sold to any third party at a discount before maturity. The Company does not maintain allowance for bills receivable in the absence of bad debt experience and the payments are undertaken by the banks.

During the reporting periods, customers representing 10% or more of the Company’s consolidated sales are :-

	Year ended December 31,
	2006	2005	2004

Beijing Hyundai Motor Company	$13,686,791	$6,926,159	$70,757
Dongfeng Yueda Kia Motors Company Limited	2,416,288	5,346,827	1,849,984
Harbin Dongan Auto-Engine Company Limited	2,777,216	4,511,073	6,681,493
Harbin Dongan Automotive Engine Manufacturing Company Limited	5,770,801	1,403,102	1,037,976
Shanghai WuLong Auto Components Investment Company Limited	-	-	5,621,017
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Company Limited	12,837,338	5,451,367	3,715,043

	$37,488,434	$23,638,528	$18,976,270

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

4.        Summary of significant accounting policies (Cont’d)

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less to be cash equivalents. As of December 31, 2006 and 2005, almost all the cash and cash equivalents were denominated in Renminbi (“RMB”) and were placed with banks in the PRC. They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government. The remaining insignificant balance of cash and cash equivalents were denominated in Hong Kong dollars.

Restricted Cash

Deposits in banks pledged as securities for bills payable and letter of credit (Note 9) that are restricted in use are classified as restricted cash under current assets.

Marketable securities

Marketable securities represent the available-for-sale securities and are carried at current fair values by reference to their market prices. The change in fair values is taken to other comprehensive income.

During the reporting periods, there was no significant fluctuation on market prices of these securities and accordingly no change in fair value is taken to other comprehensive income.

There is no significant market price risk as there was no significant fluctuation on market prices and the marketable securities are not significant to the Company.

Allowance of doubtful accounts

The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance, the Company considers the historical level of credit losses and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting years, the management establishes the general provisioning policy to make allowance equivalent to 100% of gross amount of trade receivables due over 1 year. Additional specific provision is made against trade receivables aged less than 1 year to the extent which they are considered to be doubtful.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

4.        Summary of significant accounting policies (Cont’d)

Allowance of doubtful accounts (cont’d)

Bad debts are written off when identified. The Company extends unsecured credit to customers ranging from three to six months in the normal course of business. The Company does not accrue interest on trade accounts receivable.

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management and no significant additional bad debts have been written off directly to the profit and loss. This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements; decrease due to market conditions, product life cycle changes. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses. The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company establishes a general provision to make a 50% provision for inventories aged over 1 year.

Historically, the actual net realizable value is close to the management estimation.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

4.        Summary of significant accounting policies (Cont’d)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on straight-line basis over their estimated useful lives. The principal depreciation rates are as follows :-

	Annual rate	Residual value

Buildings	3 - 4.5%	10%
Plant and machinery	9%	10%
Motor vehicles	9-18%	10%
Furniture, fixtures and equipment	15%	10%
Tools and equipment	15-18%	Nil to 10%
Leasehold improvements	20%	Nil

Construction in progress mainly represents expenditures in respect of the Company’s new offices and factories under construction. All direct costs relating to the acquisition or construction of the Company’s new office and factories are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Trademarks and patents

Trademarks and patents are stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over their useful lives of 10 years granted from the relevant PRC authorities.

Know-how

Know-how is determined to have an indefinite useful life pursuant to the purchase contracts as detailed in note 12. It is not subject to amortization until its useful life is determined to be no longer indefinite.

Know-how is stated at cost of purchase less any identified impairment losses in the annual impairment test.

Land use right

Land use right is stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the terms of the lease of 30 years obtained from the relevant PRC land authority.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

4.        Summary of significant accounting policies (Cont’d)

Impairment of long-lived assets

Long-lived assets are tested for impairment in accordance with SFAS No. 144 and Accounting Principles Board (“APB”) Opinion 18, Equity Method of Accounting for Investments in Common Stock, respectively. The Company periodically evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets and investment in an affiliate in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets. During the reporting periods, the Company has not identified any indicators that would require testing for impairment.

Revenue recognition

Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are put into use by its customers, the sales price is fixed or determinable and collection is reasonably assured.

Advertising, transportation, research and development expenses

Advertising, transportation and other product-related costs are charged to expense as incurred.

Research and development costs include expenditure incurred for “new product development expenses”, “investment in research and development equipment” and “other research and development expenses”.

The “new products development expenses” include salaries of personnel engaged and other costs incurred for research and development of potential new products. They are expensed to Statement of Operations when incurred.

“Investments in research and development equipment” represent payments for acquisition of equipment for research and development use. This equipment has other alterative future uses, such as usage in Testing Department. The equipment is capitalized as tangible asset when acquired and included under Non-current assets “Property, plant and equipment” in the Financial Statements. Depreciation is provided according to the depreciation rates of corresponding categories of Property, plant and equipment being capitalized and included.

“Other research and development expenses” represent payments for routine and ongoing efforts to refine existing products. These expenses are charged to Statement of Operations when incurred.

Advertising expenses amounting to $16,137, $15,992 and $12,061 for three years ended December 31, 2006, 2005 and 2004 respectively are included in selling expenses.

Transportation expenses amounted to $464,838, $342,805 and $347,134 for three years ended December 31, 2006, 2005 and 2004 respectively are included in selling expenses.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

4.        Summary of significant accounting policies (Cont’d)

Advertising, transportation, research and development expenses (cont’d)

Research and development expenditure for each of three years in the year ended December 31, 2006 are as follow :-

		Year ended December 31,
Nature	Included in	2006	2005	2004

New products	Cost of sales
development
expenses		$500,347	$477,225	$278,784

Investments in research	Property, plant
and development	and equipment
equipment		611,615	645,925	695,610

Other research and	Cost of sales
development
expenses		447,355	346,959	375,532

		$1,559,317	$1,470,109	$1,349,926

Warranty

It is the policy of the Company to provide after sales support by way of a warranty program. The Company provided warranties to certain customers with warranty periods ranging from two years or 50,000 km to three years or 60,000 km, whichever comes first.

Based on the past experience, the Company sets up a policy of making a general provision for warranty such that the closing balance of this provision is equal to certain percentage of relevant sales during the reporting periods as follows :-

Year ended December 31,	%

2006	1.5
2005	2
2004	2

Stock-based compensation

During the reporting periods, the Company did not make any stock-based compensation payments.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

4.        Summary of significant accounting policies (Cont’d)

Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Dividends

Dividends are recorded in Company’s financial statements in the period in which they are declared.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Comprehensive income

The Company has adopted SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income (loss) include net income and foreign currency translation adjustments.

Foreign currency translation

The functional currency of the Company is RMB and RMB is not freely convertible into foreign currencies. The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders’ equity. The exchange rates in effect at December 31, 2006, 2005 and 2004 were RMB1 for $0.1279, $0.1239 and $0.1207 respectively. There is no significant fluctuation in exchange rate for the conversion of RMB to US dollars after the balance sheet date.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

4.        Summary of significant accounting policies (Cont’d)

Basic and diluted earnings per share

The Company reports basic earnings per share in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is computed using the weighted average number of shares outstanding during the periods presented. The weighted average number of shares of the Company represents the common stock outstanding during the reporting periods.

Fair value of financial instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, marketable securities, trade, bills and other receivables, deposits, dividend payable, trade, bills and other payables approximate their fair values due to the short-term maturity of such instruments. The carrying amounts of bank borrowings approximate their fair values because the applicable interest rates approximate current market rates.

It is management’s opinion that the Company is not exposed to significant interest, price or credit risks arising from these financial instruments.

In respect of foreign currency risk, the Company is exposed to this risk arising from import purchase transactions and recognized trade payables as they will affect the future operating results of the Company. The Company did not have any hedging transactions during the reporting periods. As the functional currency of the Company is RMB, the exchange difference on translation to US dollars for reporting purpose is taken to other comprehensive income.

Recently issued accounting pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments: and amendment of FASB Statements No. 133 and 140”. SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year.

In March 2006, the FASB released SFAS No. 156 “Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140” to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities after they have been initially measured at fair value. SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

4.        Summary of significant accounting policies (Cont’d)

Recently issued accounting pronouncements (cont’d)

In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes”. This interpretation requires that the entity recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively.

In September 2006, the FASB released SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)” which requires an employer to recognize the over funded or under funded status of defined benefit and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through an adjustment to comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. SAB No. 108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.

The company has adopted all the above accounting procurements and considers that they have no material impact on these consolidated financial statements.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

5.        Finance costs

	Year ended December 31,
	2006	2005	2004

Interest expenses	$807,693	$611,326	$537,958
Bills discounting charges	170,851	186,103	68,524
Bank charges and net exchange loss	55,007	41,525	36,659

	$1,033,551	$838,954	$643,141

6.        Income taxes

United States

Wonder Auto Technology, Inc. is subject to the United States of America Tax law at tax rate of 34%. No provision for income taxes in the United States has been make as the taxable income for the year ended December 31, 2006 was set-off by net operating loss carry forward from previous years and Wonder Auto Technology, Inc. had no taxable income for the years ended December 31, 2005 and 2004.

BVI

WAL and Man Do Auto were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

PRC

Enterprises income tax (“EIT”) to Jinzhou Halla and Dong Woo in the PRC is charged at 27%, in which 24% for national tax and 3% for local tax, of the assessable profits. As approved by the local tax authority in the PRC, Jinzhou Halla and Dong Woo was entitled to two years’ exemption, from the first profit making calendar year of operations after offset of accumulated taxable losses, followed by 50% tax reduction for the immediate next three calendar years (“tax holiday”). The tax holiday of Jinzhou Halla commenced in the fiscal financial year of 2001. Accordingly, Jinzhou Halla was subject to tax rate of 13.5% for 2003, 2004 and 2005. Furthermore, Jinzhou Halla, being a Foreign Investment Enterprise (“FIE”), is engaged in advanced technology industry, Jinzhou Halla was approved to enjoy a further three years’ 50% tax reduction for 2006, 2007 and 2008. The tax holiday of Dong Woo commenced in the fiscal year 2004. Accordingly, Dong Woo was subject to tax rate of 13.5% for 2006, 2007 and 2008.

Jinzhou Halla and Dong Woo, being FIEs, were entitled to another special tax concession that equivalent to 40% of the purchase price of qualifying domestic capital expenditure as defined and approved under the relevant PRC income tax rule can be used to offset against EIT. Jinzhou Halla was additionally entitled to a further tax concession, if there is a 10% increase in the current year’s domestic development expenses over the prior year, amount equivalent to 50% of the current year’s expenses can be used to offset against EIT.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

6.        Income taxes (Cont’d)

PRC (cont’d)

The components of the provision (benefit) for income taxes from continuing operations are :-

	Year ended December 31,
	2006	2005	2004

Current taxes - PRC	$1,286,760	$896,399	$863,115
Deferred taxes - PRC	(16,369)	857	(144,817)

	$1,270,391	$897,256	$718,298

The effective income tax expenses differs from the PRC statutory income tax rate of 27% from continuing operations in the PRC as follows :-

	Year ended December 31,
	2006	2005	2004

Provision for income taxes at PRC
statutory income tax rate	$2,590,857	$1,970,509	$1,702,539
Non-deductible items for tax	26,084	31,817	11,845
Income not subject to tax	(108,558)	(7,361)	(4,407)
Others	16,200	-	-
Tax concessions	(1,254,192)	(1,097,709)	(991,679)

	$1,270,391	$897,256	$718,298

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

6.        Income taxes (Cont’d)

PRC (cont’d)

Deferred tax assets (liabilities) as of December 31, 2006 and 2005 are composed of the following :-

	As of December 31,
	2006	2005
PRC
Current deferred tax assets:
Allowance for doubtful debts	$4,340	$5,231
Provision for obsolete inventories	17,168	26,211
Provision for warranty	141,661	123,444
Accrued liabilities	23,053	37,188
Unrealized profit	51,348	-
Others	-	69,474

	$237,570	$261,548

United States
Non current deferred tax assets:
Tax losses	$48,000	$52,000
Valuation allowances	(48,000)	(52,000)

	$-	$-
PRC
Non current deferred tax assets
(liabilities):
Depreciation of property, plant
and equipment	376,368	298,021
Amortization of land use right	12,435	12,621
Amortization of know-how	(183,328)	(158,326)

	205,475	152,316

	$205,475	$152,316

As of December 31, 2006, the Company had net operating loss carried forward amounted to $140,612 in the United States which, if unutilized, will expire through to 2020.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

7.        Minority Interests

Minority interests on the consolidated statement of operations of $101,827 for the year ended December 31, 2006 represents the minority shareholders’ proportionate share of the net income of Dong Woo.

8.        Earnings per share

During the reporting periods, the Company had no dilutive instruments. Accordingly, the basic and diluted earnings per share are the same.

The per share data reflects the recapitalization of stockholders’ equity as if the RTO occurred as of the beginning of the first period presented and has been adjusted for Forward Stock Split effected in July 2006.

9.        Restricted cash, bills and trade payables

	As of December 31,
	2006	2005
Bank deposits held as collateral for bills
payable	$4,876,879	$3,597,609

When the Company intends or is requested to settle its suppliers by issuance of bills, it is required to place deposits with banks equal to 50% of the bills amount at the time of issuance. These deposits will be used to settle the bills at maturity.

The Company is requested by certain of its suppliers to settle by issuance of bills for which the banks add their undertakings to guarantee their settlement at maturity. These bills are interest-free with maturity of three to six months from date of issuance. As security for the banks’ undertakings, the Company is required to deposit with such banks equal to 50% of the bills amount at the time of issuance and pay bank charges.

Trade payables represent trade creditors on open account. They are interest-free and unsecured. The normal credit term given by these suppliers to the Company ranges from one to three months.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

10.      Other receivables, prepayments and deposits

	As of December 31,
	2006	2005

Advances to staff	$238,310	$110,178
Value added tax and other tax recoverable	193,318	145,669
Other prepayments	227,883	126,573
Advance to a third party - Note 10a	358,171	-
Prepaid front-end-fee - Note 10b	162,146	-
Other receivables	74,381	10,486

	$1,254,209	$392,906

Notes :-

(a) The advance is interest-free, unsecured and repayable on demand.

(b) The front-end-fee was prepaid in conjunction with the loan facility to be obtained by the Company (Note 19).

11.      Inventories

	As of December 31,
	2006	2005

Raw materials	$3,957,527	$2,733,814
Work-in-progress	450,545	301,958
Finished goods	9,428,237	4,965,991

	13,836,309	8,001,763
Provision for obsolete inventories	(146,935)	(194,153)

	$13,689,374	$7,807,610

(Recovery of)/provision for obsolete inventories of $(52,470), $(186,646) and $126,524 were (credited) charged to operations during the years ended December 31, 2006, 2005 and 2004 respectively.

12.      Know-how

In March 1996, the Company entered into two contracts with the Korean Company (Note 4) to purchase two technical know-how in relation to product design, manufacturing and quality control of alternators and starters at a cash consideration of $1.36 million. This consideration was mutually agreed between Jinzhou Halla and the Korean Company. Under the terms of the contracts, the Company is able to use such know-how for unlimited period of time.

Since its acquisition, no indicator of impairment was identified and accordingly it is stated at cost.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

13.      Trademarks and patents

	As of December 31,
	2006	2005

Cost	$13,818	$3,471
Accumulated amortization	(2,400)	(1,564)

	$11,418	$1,907

During the three years ended December 31, 2006, 2005 and 2004 amortization charge was $769, $342 and $338 respectively.

The estimated aggregate amortization expenses for trademarks and patents for the five succeeding years is as follows :-

Year

2007	$769
2008	769
2009	769
2010	769
2011	769

$3,845

14.      Property, plant and equipment, net

	As of December 31,
	2006	2005
Costs:
Buildings	$5,850,903	$4,869,688
Plant and machinery	13,457,393	10,440,533
Furniture, fixtures and equipment	381,810	309,952
Tools and equipment	1,196,095	877,572
Leasehold improvements	151,848	24,773
Motor vehicles	642,172	341,337

	21,680,221	16,863,855
Accumulated depreciation	(7,851,156)	(6,215,773)
Construction in progress - Note 4	116,781	-

Net	$13,945,846	$10,648,082

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

14.      Property, plant and equipment, net (Cont’d)

An analysis of buildings, plant and machinery pledged to banks for banking loans (Note 19a) is as follows :-

	As of December 31,
	2006	2005
Costs:
Buildings	$4,576,803	$3,810,749
Plant and machinery	-	2,663,964

	4,576,803	6,474,713
Accumulated depreciation	(929,213)	(1,593,770)

Net	$3,647,590	$4,880,943

	Year ended December 31,
	2006	2005	2004

Depreciation	$139,117	$348,473	$191,840

(i) During the reporting periods, depreciation is included in :-

	Year ended December 31,
	2006	2005	2004
Cost of sales and overheads
of inventories	$1,255,390	$1,057,150	$901,873
Other	146,151	101,411	84,644

	$1,401,541	$1,158,561	$986,517

During the years ended December 31, 2006 and 2004, property, plant and equipment with carrying amounts of $152,696 and $50,501 were disposed of at considerations of $73,169 and $31,012 resulting in losses of $79,527 and $19,489 respectively.

(ii) Construction in Progress

Construction in progress mainly comprises capital expenditure for construction of the Company’s new offices and factories.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

15.      Land use right

	As of December 31,
	2006	2005

Land use right	$1,465,806	$800,027
Accumulated amortization	(262,550)	(220,007)

	$1,203,256	$580,020

The Company obtained the right from the relevant PRC land authority for a period of thirty years to use the land on which the office premises, production facilities and warehouse of the Company are situated. This right was pledged to a bank for the bank loans granted to the Company (Note 19b).

During the three years ended December 31, 2006, 2005 and 2004, amortization amounted to $28,883, $26,245 and $25,980 respectively.

The estimated aggregate amortization expenses for land use right for the five succeeding years is as follows :-

Year

2007	$28,883
2008	28,883
2009	28,883
2010	28,883
2011	28,883

$144,415

16.      Other payables and accrued expenses

	As of December 31,
	2006	2005

Accrued audit fee	$90,678	$110,114
Other accrued expenses	137,839	256,102
Other tax payable	37,690	12,479
Payable for acquisition of property, plant
and equipment	133,275	166,789
Staff welfare payable - Note	132,699	82,325
Payable for acquisition of Dong Woo
- Note 4	2,420,000	-
Other payables	169,352	82,013

	$3,121,533	$709,822

Note :-

Staff welfare payable represents accrued staff medical, industry injury claims, labor and unemployment insurances. All of which are third parties insurance and the insurance premiums are based on certain percentage of salaries. The obligations of the Company are limited to those premiums contributed by the Company.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

17.      Provision for warranty

	As of December 31,
	2006	2005

Balance, January 1	$914,403	$815,498
Claims paid for the year	(843,026)	(991,008)
Addition provision for the year	945,871	1,067,163
Translation adjustments	32,096	22,750

Balance, December 31	$1,049,344	$914,403

18.      Amounts due from a related company / to a stockholder / to an unconsolidated affiliate

The related company is controlled by certain of the Company’s stockholders which include Qingjie Zhao. These amounts are interest-free, unsecured and repayable on demand.

19.      Secured bank loans

	As of December 31,
	2006	2005
Bank loans repayable as follows:
Within 1 year	$14,326,831	$7,431,813
After 1 year but within 2 years	-	4,954,542

	$14,326,831	$12,386,355

As of December 31, 2006, the Company’s banking facilities are composed of the following :-

		Amount
Facilities granted	Granted	Utilized	Unused

Secured bank loans	$18,548,129	$14,326,831	$4,221,298

The above banking loans were secured by the following :-

(a)   Property, plant and equipment with carrying value of $3,647,590 respectively (Note 14);

(b)   Land use right with carrying value of $1,203,256 (Note 15);

(c)   Certain trade receivables of approximately $4,260,000 were factored to a bank with recourse as collateral under invoice discount agreement;

(d)   Guarantees executed by the Company’s sole director, Chief Executive Officer, President and Secretary, Qingjie Zhao, who is also a stockholder of the Company holding 61.05% common stock of the Company; and by a related company controlled by certain of the Company’s stockholders including Qingjie Zhao, Xiangdong Gao, Meina Zhang, Qing Lin, Yuquan Zhou, Chengyu Zhang and Chenye Zhang; and

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

19.      Secured bank loans (Cont’d)

(e)	All the bank loans are denominated in RMB and carry interest rates ranging from 6.12% to 6.732% per annum with maturity for one year.

During the reporting periods, there was no covenant requirement under the banking facilities granted to the Company.

On November 24, 2006, the Company entered into a loan agreement (“Loan Agreement”) with DEG - Deutsche Investitions - und Entwicklungsgesellschaft mbH for a bank loan approximately up to $13 million (equivalent of Euro 10 million) for expansion of its production facilities. However, the availability of this loan facility is subject to the terms and conditions laid down in the Loan Agreement, including a first ranking pledge of the Company’s property, plant and equipment with a minimum value of approximately $10.5 million (equivalent of Euro 8 million). As of December 31, 2006, such loan facility is not yet available to the Company because the Company is still in the process of arranging the aforementioned pledge and other necessary documents. Accordingly, this loan facility is not reflected in the banking facilities as detailed above. Details of such loan facility are set out in the Company’s Form 8K dated November 30, 2006.

20.      Commitments and contingencies

a. Capital commitment

As of December 31, 2006, the Company had capital commitments amounting to $1,535,858 in respect of the acquisition of property, plant and equipment which were contracted for but not provided in the financial statements.

b. Operating lease arrangement

As of December 31, 2006, the Company had one non-cancelable operating leases for its warehouses. The leases will expire in 2007 and the expected payment is $1,302.

The rental expense relating to the operating leases was $1,302 and $3,764 for the two years ended December 31, 2006 and 2005 respectively.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

21.      Common stock and additional paid-in capital

	Common stock
	Number of
	shares as
	adjusted for		Additional
	Forward		paid-in
	Stock Split	Amount	capital

Balance, January 1, 2005 and
December 31, 2005	17,227,198	$1,723	$11,998,377
Recapitalization	2,832,800	283	136
Shares issued for proceeds of $12 million	3,899,996	390	11,999,610
Cost of raising capital	-	-	(1,857,980)

Balance, December 31, 2006	23,959,994	$2,396	$22,140,143

(a)   On June 22, 2006, the Company issued 21,127,194 shares of common stock, par value $0.0001 per share, to the stockholders of WAL, of which 17,227,198 shares to WAL Former Stockholders and 3,899,996 shares to new investors in exchange for 100% of the outstanding capital stock of WAL.

(b)      The Company’s issued and outstanding number of common stock immediately prior to the RTO is 2,832,800 shares are accounted for at $419 of net book value at the time of the RTO.

(c)   On July 12, 2006, the board of the directors of the Company approved a 2.448719-for-1 Forward Stock Split in the form of a stock dividend. Immediately following the Forward Stock Split, the Company has 23,959,994 shares of common stock issued and outstanding. The effect of Forward Stock Split has been retroactively reflected in these financial statements. All references to weighted average shares outstanding and per share amounts included in the accompanying financial statements and notes reflect the Forward Stock Split and its retroactive effects.

22.      Statutory and other reserves

The Company’s statutory and other reserves comprise statutory reserve and enterprise expansion fund of Jinzhou Halla and Dong Woo in the PRC.

	As of December 31,
	2006	2005

Statutory reserve	$3,093,031	$2,292,614
Enterprise expansion fund	55,234	55,234

	$3,148,265	$2,347,848

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

22.      Statutory and other reserves (Cont’d)

Statutory reserve

In accordance with the relevant laws and regulations of the PRC and articles of association of Jinzhou Halla and Dong Woo, it is required to appropriate 10% of its net income, after offsetting any prior years’ losses, to the statutory reserve. When the balance of such reserve reaches 100% of the registered capital, any further appropriation is optional. Upon approval from the board of directors of the respective company, the statutory reserve can be used to offset accumulated losses or to increase registered capital.

Enterprise expansion fund

In accordance with the relevant laws and regulations of the PRC and articles of association of Jinzhou Halla and Dong Woo, the appropriation of income to this fund is made in accordance with the recommendation of the board of directors of the respective company. Upon approval by the board, it can be used for future expansion or to increase registered capital.

23.      Accumulated other comprehensive income

The accumulated other comprehensive income consists of foreign currency translation adjustments as follows :-

Foreign
currency
translation
adjustments

Balance, January 1, 2004	$23,818
Foreign currency translation adjustments	766

Balance, December 31, 2004	24,584
Foreign currency translation adjustments	420,086

Balance, December 31, 2005	444,670
Foreign currency translation adjustments	1,007,468

Balance, December 31, 2006	$1,452,138

24.      Defined contribution plan

The Company has a defined contribution plan for all qualified employees in the PRC. The employer and its employees are each required to make contributions to the plan at the rates specified in the plan. The only obligation of the Company with respect to retirement scheme is to make the required contributions under the plan. No forfeited contribution is available to reduce the contribution payable in the future years. The defined contribution plan contributions were charged to the consolidated statements of operations. The Company contributed $490,519, $417,824 and $388,461 for the years ended December 31, 2006, 2005 and 2004 respectively.

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

25.      Segment information

The Company is engaged in the manufacture and distribution of automotive electrical components including alternators and starters in the PRC. The Company has two reportable segments, alternators and starters, based on the type of products. Information for the two segments is disclosed under FAS 131, “Disclosures about Segments of an Enterprise and Related Information” as below :-

	Alternators			Starters			Total
	Year ended December 31			Year ended December 31			Year ended December 31
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Revenue from external
customers	$45,216,038	$30,118,341	$28,119,116	$26,934,445	$17,944,464	$14,146,758	$72,150,483	$48,062,805	$42,265,874
Interest income	41,954	17,844	9,017	24,154	10,632	4,537	66,108	28,476	13,554
Interest expenses	507,310	383,085	357,899	300,383	228,241	180,059	807,693	611,326	537,958
Amortization	19,295	16,661	17,509	10,357	9,926	8,809	29,652	26,587	26,318
Depreciation	883,250	963,870	805,037	518,291	194,691	181,480	1,401,541	1,158,561	986,517
Segment profit	4,835,128	3,904,964	3,413,013	4,818,079	3,384,753	2,897,393	9,653,207	7,289,717	6,310,406
Segment assets	54,860,505	35,053,650	27,265,236	22,308,718	16,990,104	9,708,836	77,169,223	52,043,754	36,974,072
Expenditure for segment
assets	$1,685,790	$1,292,607	$1,915,749	$1,951,822	$770,284	$963,777	$3,637,612	$2,062,891	$2,879,526

Wonder Auto Technology, Inc.
Notes to Consolidated Financial Statements
(Stated in US Dollars)

25.      Segment information (Cont’d)

A reconciliation is provided for unallocated amounts relating to corporate operations which is not included in the segment information.

	Year ended December 31,
	2006	2005	2004

Total consolidated revenue	$72,150,483	$48,062,805	$42,265,874

Total profit for reportable segments	$9,653,207	$7,289,717	$6,310,406
Unallocated amounts relating to
relating to operations:
Interest income	30,702	63	-
Other income	18,418	9,753	-
Other general expenses	(106,563)	(1,351)	(4,706)

Income before income taxes	$9,595,764	$7,298,182	$6,305,700

	As of December 31,
	2006	2005	2004
Assets

Total assets for reportable segments	$77,169,223	$52,043,754	$36,974,072
Cash and cash equivalents	830,917	9,008	543
Marketable securities	-	37,159	-

	$78,000,140	$52,089,921	$36,974,615

All of the Company’s long-lived assets are located in the PRC. Geographic information about the revenues, which are classified based on the customers, is set out as follows :-

	Year ended December 31,
	2006	2005	2004

PRC	$68,686,842	$47,416,125	$41,920,125
Others	3,463,641	646,680	345,749

Total	$72,150,483	$48,062,805	$42,265,874

26.      Subsequent events

Subsequent to December 31, 2006, CIL, ECL and Xiangdong Gao entered into an agreement on February 8, 2007, pursuant to which both CIL and ECL have agreed to give the right of the entitlement to the 1,650,000 escrowed shares related to the fiscal year ended December 31, 2006 to Xiangdong Gao for nil consideration. Further details are set out in note 3 (ii).

WONDER AUTO TECHNOLOGY, INC.

6,795,031 shares of common stock

PROSPECTUS

_______ , 2007

Dealer Prospectus delivery obligation

Until 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount to be Paid
SEC Registration Fee	$2,873
Printing Fees and Expenses	12,500
Legal Fees and Expenses	175,000
Accounting Fees and Expenses	110,000
Blue Sky Fees and Expenses	2,000
Transfer Agent and Registrar Fees	1,500
Miscellaneous	10,000
Total	$313,873

Item 14. Indemnification of Directors and Officers

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Securities Exchange Act of 1934 may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

 Item 15. Recent Sales of Unregistered Securities

On June 22, 2006, we issued 21,127,194 shares of our common stock to stockholders of Wonder Auto. The total consideration for the 21,127,194 shares of our common stock is 245.277236 shares of common stock of Wonder Auto, which is all the issued and outstanding capital stock of Wonder Auto. We did not receive any cash consideration in connection with the share exchange. The number of our shares issued to the stockholders of Wonder Auto was determined based on an arms-length negotiation. The issuance of our shares to these individuals was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and regulation D promulgated thereunder.

On December 19, 2005, Hisonic transferred 1,000,000 shares of our common stock to HFI for $300,000 pursuant to a stock purchase agreement. The foregoing transfer was made in reliance upon exemptions from registration pursuant to the so-called Section 4(1-1/2) exemption. The foregoing transfer was made by persons or entities other than WATG, underwriter or dealer and not involving any public offering. The transfer was made between accredited and sophisticated individuals or entities with no consideration being received by us and no underwriting discounts or commissions being paid with respect to such transfer. Furthermore, the transferee acknowledged that HFI was acquiring the shares for its own account, for investment purposes only and that it had no present intention of selling or otherwise disposing of the shares in violation of the securities laws of the United States.

In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act. These stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Management made the determination that the investors in instances where we relied on Regulation D are Accredited Investors (as defined in Regulation D) based upon management’s inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

Item 16. Exhibits and Financial Statement Schedules

(a)	The following documents are filed as part of this registration statement:

1)	Financial Statement are set forth beginning on page F-1 of the Report

Report of Independent Registered Public Accounting Firm	F - 3

Consolidated Statement of Operations	F - 4

Consolidated Balance Sheets	F - 5

Consolidated Statement of Cash Flows	F - 7

Consolidated Statement of Stockholders’ Equity	F - 9

Notes to Consolidated Statements	F - 10

2)
Financial Statement Schedules: All Schedules are omitted because the information called for is not applicable, is not required, or because the financial information is set forth in the financial statements or notes thereto.

3)	Exhibits

Exhibits (including those incorporated by reference)

Exhibit No.	Description

2.1
Share Exchange Agreement, dated June 22, 2006, among the registrant, Wonder Auto Limited and its stockholders. [Incorporated by reference to Exhibit 2.1 to the registrant’s current report on Form 8-K filed on June 22, 2006].

2.2
Stock Purchase Agreement, dated December 19, 2005, by and among the Registrant, Halter Financial Investments, L.P., Hisonic International, Inc. [Incorporated by reference to Exhibit 10.1 to Schedule 13D filed on December 21, 2005].

3.1
Articles of Incorporation of the registrant as filed with the Secretary of State of Nevada, as amended to date. [Incorporated by reference to Exhibit 3.1 to the registrant’s registration statement on Form SB-2 filed on December 11, 2001 in commission file number 333-74914].

3.2
Amended and Restated Bylaws of the registrant. [Incorporated by reference to Exhibit 3.4 to the registrant’s registration statement on Form SB-2 filed on December 11, 2001 in commission file number 333-74914].

5
Opinion of Thelen Reid Brown Raysman & Steiner LLP as to the legality of the shares. [Incorporated by reference to Exhibit 5 to the Registrant’s Registration Statement on Form S-1 (No. 333-135250) filed with the Commission on June 23, 2006).

10.1	Form of the Stock Purchase and Subscription Agreement, dated June 22, 2006. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.2
Escrow Agreement, dated June 22, 2006, among the registrant, Sterne Agee & Leach, Inc., Empower Century Limited, Choice Inspire Limited and Securities Transfer Corporation. [Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.3
Escrow Agreement, dated June 22, 2006, by and among Wonder Auto Limited, Empower Century Limited, Thelen Reid & Priest LLP and certain purchasers. [Incorporated by reference to Exhibit 10.3 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.4
Stock Purchase Agreement, dated April 28, 2004, between Jinzhou Wonder Industry (Group) Co., Ltd and Wonder Auto Limited. [Incorporated by reference to Exhibit 10.4 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.5
Technical Cooperation Agreement, dated July 25, 2003, between Jinzhou Halla Electrical Equipment Co., Ltd and MEISTER (Korea) Company Limited. [Incorporated by reference to Exhibit 10.5 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.6
Strategic Cooperation Agreement, dated June 7, 2004, between Jinzhou Halla Electrical Equipment Co., Ltd. and HIVRON Inc. [Incorporated by reference to Exhibit 10.6 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.7	Form of Purchase Contract with Supplier. [Incorporated by reference to Exhibit 10.7 to the registrant’s current report on Form 8-K filed on June 22, 2006].

Exhibit No.	Description

10.8
Equipment Purchase Agreement, dated January 1, 2006, between Jinzhou Halla Electrical Equipment Co., Ltd. and Suzhou Tenuo Automation Co., Ltd. [Incorporated by reference to Exhibit 10.8 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.9
Equipment Purchase Agreement, dated May 19, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd. and DMG meccanica. [Incorporated by reference to Exhibit 10.9 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.10
Equipment Purchase Agreement, dated December 17, 2004, between Jinzhou Halla Electrical Equipment Co., Ltd. and OMT Co., Ltd. [Incorporated by reference to Exhibit 10.10 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.11
Loan Agreement, dated October 18, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd. and China Construction Bank (Jinzhou Linghe Branch). [Incorporated by reference to Exhibit 10.11 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.12
Loan Agreement, dated September 30, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd. and Jinzhou Commercial Bank (Chengjian Branch). [Incorporated by reference to Exhibit 10.12 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.13
Loan Agreement, dated July 8, 2005, between Jinzhou Halla Electrical Equipment Co., Ltd and China Construction Bank (Jinzhou Linghe Branch). [Incorporated by reference to Exhibit 10.13 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.14
Mortgage Agreement, dated September 30, 2005, between Jinzhou Halla Electronic Equipment Co., Ltd. and Jinzhou Commercial Bank (Linghe Branch). [Incorporated by reference to Exhibit 10.14 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.15
Lease Agreement, dated November 8, 2005, by and among Beijing International Technological Cooperation Center Wang Jing Tower Company, Jinzhou Halla Electrical Equipment Co., Ltd. and Beijing Zhucheng Real Property Management Company. [Incorporated by reference to Exhibit 10.15 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.16
Employment Contract, dated June 21, 2006, between Wonder Auto Limited and Qingjie Zhao. [Incorporated by reference to Exhibit 10.16 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.17
Employment Contract, dated June 21, 2006, between Wonder Auto Limited and Yuncong Ma. [Incorporated by reference to Exhibit 10.17 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.18
Employment Contract, dated June 21, 2006, between Wonder Auto Limited and Meirong Yuan. [Incorporated by reference to Exhibit 10.18 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.19
Employment Contract between Jinzhou Halla Electrical Equipment Co., Ltd. and Seuk Jun Kim. [Incorporated by reference to Exhibit 10.19 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.20
Employment Contract between Jinzhou Halla Electrical Equipment Co., Ltd. and Yuguo Zhao. [Incorporated by reference to Exhibit 10.20 to the registrant’s current report on Form 8-K filed on June 22, 2006].

Exhibit No.	Description

10.21
Employment Contract between Jinzhou Halla Electrical Equipment Co., Ltd. and Yongdong Liu. [Incorporated by reference to Exhibit 10.21 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.22
Consulting Agreement, dated April 22, 2006, between Heritage Management Consultants, Inc. and Wonder Auto Limited. [Incorporated by reference to Exhibit 10.22 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.23	Amendment No. 1 to the Consulting Agreement, dated June 23, 2006, between Heritage Management Consultants, Inc. and Wonder Auto Limited.**

10.24
Financial Advisory Agreement, dated March 15, 2006, between Wonder Auto Group and HFG International, Limited. [Incorporated by reference to Exhibit 10.23 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.25
Assignment and Assumption Agreement, dated May 31, 2006, between Wonder Auto Group, HFG International Limited and Wonder Auto Limited. [Incorporated by reference to Exhibit 10.24 to the registrant’s current report on Form 8-K filed on June 22, 2006].

10.26
Put Option Agreement, dated December 19, 2005, by and among the Registrant, Halter Financial Investments, L.P. and Rachel (Pin) Kang. [Incorporated by reference to Exhibit 10.2 to Schedule 13D filed on December 21, 2005].

10.27
Credit Facility Agreement, dated August 21, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou Tiebei branch. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on August 25, 2006]

10.28
Share Purchase Agreement, dated August 23, 2006, by and between Wonder Auto Limited and Winning International Development Limited. [Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K filed on August 25, 2006].

10.29
Domestic Business Invoice Discount Agreement, dated August 21, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou branch. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on October 3, 2006].

10.30
RMB Short-term Loan Agreement, dated September 13, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou Tiebei branch. [Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K filed on October 3, 2006].

10.31
Mortgage Agreement, dated September 13, 2006, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and the Bank of China Jinzhou Tiebei branch. [Incorporated by reference to Exhibit 10.3 to the registrant’s current report on Form 8-K filed on October 3, 2006].

10.32
Independent Director’s Contract, dated as of March 23, 2007, by and between the registrant and Larry Goldman, CPA. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on March 29, 2007].

10.33
Independent Director’s Contract, dated as of March 23, 2007, by and between the registrant and David Murphy. [Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K filed on March 29, 2007].

Exhibit No.	Description

10.34
Independent Director’s Contract, dated as of March 23, 2007, by and between the registrant and Lei Jiang. [Incorporated by reference to Exhibit 10.3 to the registrant’s current report on Form 8-K filed on March 29, 2007].

10.35
Form of the Indemnification Agreement, dated as of March 23, 2007, by and between the registrant and the Independent Directors. [Incorporated by reference to Exhibit 10.4 to the registrant’s current report on Form 8-K filed on March 29, 2007].

10.36
Share Purchase Agreement, dated as of April 2, 2007, by and between Wonder auto Limited and Hong Kong Friend Branches Limited. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on April 4, 2007].

10.37
Share Purchase Agreement, dated as of April 2, 2007, by and between Jinzhou Halla Electrical Equipment Co., Ltd. and Jinzhou Wonder Auto Suspension System Co., Ltd. [Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K filed on April 4, 2007].

14	Code of ethics [Incorporated by reference to Exhibit 10.4 to the registrant’s current report on Form 8-K filed on March 29, 2007].

21	List of subsidiaries of the registrant.

23.1	Consent of PKF Hong Kong, Certified Public Accountants, Hong Kong.

23.2	Consent of Thelen Reid Brown Raysman & Steiner LLP, included in exhibit 5.*

24	Power of Attorney (included on the signature page of this registration statement).

99.1	Promissory Note, dated June 27, 2005 [Incorporated by reference to Exhibit 99.1 to the registrant’s quarterly report on Form 10-QSB filed on August 15, 2005].

99.2	Wonder Auto Technology, Inc. Audit Committee Charter. [Incorporated by reference to Exhibit 99.1 to the registrant’s current report on Form 8-K filed on March 29, 2007].

99.3	Wonder Auto Technology, Inc. Governance and Nominating Committee Charter. [Incorporated by reference to Exhibit 99.2 to the registrant’s current report on Form 8-K filed on March 29, 2007].

99.4	Wonder Auto Technology, Inc. Compensation Committee Charter. [Incorporated by reference to Exhibit 99.3 to the registrant’s current report on Form 8-K filed on March 29, 2007].

*	Previously filed with the Registration Statement on Form S-1 filed on June 23, 2006.
**	Previously filed with the Amendment No. 1 to the Registration Statement on Form S-1 filed on August 7, 2006.

Item 17. Undertakings

The undersigned registrant hereby undertakes to:

File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(a) Include any prospectus required by Section 10(a)(3) of the Securities Act, and

(b) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(c) Include any additional or changed material information on the plan of distribution.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jinzhou, China, on the 10th day of May, 2007.

WONDER AUTO TECHNOLOGY, INC.

By:	/s/ Qingjie Zhao
Qingjie Zhao Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Qingjie Zhao and Meirong Yuan, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Qingjie Zhao	Chief Executive Officer, President,	May 10, 2007
Qingjie Zhao	Secretary and director(Principal Executive Officer)

/s/ Meirong Yuan	Chief Financial Officer	May 10, 2007
Meirong Yuan	(Principal Financial and Accounting Officer)

/s/ Larry Goldman	Director	May 10, 2007
Larry Goldman

/s/ Lei Jiang	Director	May 10, 2007
Lei Jiang

/s/ David Murphy	Director	May 10, 2007
David Murphy

EXHIBIT INDEX

Exhibit No.	Description

21	List of Subsidiaries

23.1	Consent of PKF Hong Kong, Certified Public Accountants, Hong Kong.

24	Power of Attorney (included on the signature page of this registration statement).